2014 A N N UA L R E P O RT

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ANNUAL REPORT 2014 Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product and marketing strategies; new service offerings; future acquisition and investment activities; the recoverability of our goodwill and other long-lived assets; our projected sources and uses of cash; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our “Letter to Shareholders” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated: • consumer demand for our products and services and our ability to adapt to changes in demand; • competitor responses to our products and services; • uncertainties inherent in the development and integration of new business lines and business strategies; • uncertainties associated with product and service development and market acceptance, including the development and provision of programming for satellite radio and telecommunications technologies; • our significant dependence upon automakers; • our ability to attract and retain subscribers at a profitable level in the future is uncertain; • our future financial performance, including availability, terms and deployment of capital; • our ability to successfully integrate and recognize anticipated efficiencies and benefits from the businesses we acquire; • the ability of suppliers and vendors to deliver products, equipment, software and services; • interruption or failure of our information technology and communication systems, including the failure of our satellites, could negatively impact our results and brand; • royalties for music rights have increased and may continue to do so in the future; • the outcome of any pending or threatened litigation; • availability of qualified personnel; • changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission and consumer protection laws, and adverse outcomes from regulatory proceedings; • changes in the nature of key strategic relationships with partners, vendors and joint venturers; • general economic and business conditions and industry trends including the current economic downturn; • consumer spending levels, including the availability and amount of individual consumer debt; • rapid technological changes; • impairments of third-party intellectual property rights; • our indebtedness could adversely affect the operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry; • failure to protect the security of personal information about our customers, subjecting us to potentially costly government enforcement actions or private litigation and reputational damage; • capital spending for the acquisition and/or development of telecommunications networks and services; • the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate; and • threatened terrorist attacks, political unrest and ongoing military action around the world. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning public companies in which we have non-controlling interests that file reports and other information with the SEC in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning those companies has been derived from the reports and other information filed by them with the SEC. If you would like further information about these companies, the reports and other information they file with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report. Contents Letter to Shareholders 1 Stock Performance 8 Investment Summary 12 Financial Information F-1 Corporate Data Inside Back Cover

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ANNUAL REPORT 2014 Dear Fellow Shareholders, Changes in technology and consumer behavior have always had a meaningful impact on our industry. This was true in the 1970’s when John was pioneering the cable industry and more so today due to the ever accelerating pace of technological change. Today’s always-connected, mobile, digital and cloud-based world has a compressed technology roll-out cycle. Formerly stable sectors can transform rapidly, leaving management teams with little time to adjust strategy or reallocate resources. Liberty sees the TMT world in three segments: 1) Clear winners: companies we would love to own, but which are likely at prohibitively high valuations; 2) Clear losers: companies to avoid or monetize before the underlying trend becomes obvious; and 3) Ambiguous middle: this is where the greatest opportunities are likely to lie. A combination of competence, conviction and patience, where Liberty’s house view differs from the market, can allow for highly successful investments. The market often shoots first and asks questions later. Temporary bouts of market hysteria are common in our industry; sometimes the concerns are unfounded and the business in question is fundamentally sound. As we have done in the past, we will continue to invest based on our long-term vision for how the industry is most likely to evolve, not the proverbial flavor of the week. While our industry may be too dynamic to adhere to Berkshire Hathaway’s forever holding period, we believe we will be able to find investments where the holding period can be long, technological change notwithstanding. Due to increasing consumption trends, we remain excited about the media industry, and the music industry in particular, as we will discuss in more detail below. Most importantly, we are grateful for your continued trust in us. As it relates to the year that was at Liberty Media, we: • Increased our percentage ownership in SiriusXM; • Announced and closed the tax-efficient spin-off of Liberty Broadband Corporation, which holds our former Charter investment; • Increased our ownership in Live Nation; • Issued non-voting Series C shares, representing a useful future acquisition currency; • Monetized the remainder of our investment in Barnes & Noble; and • Increased the share repurchase authorization by $300 million in conjunction with the distribution of a like amount from Liberty Broadband. Letter to Shareholders 1

LIBERTY MEDIA CORPORATION What is Liberty Media? Given the many changes at Liberty Media over the past few years, this is a question that deserves to be reexamined. Following the completion of the Liberty Broadband spin-off, the assets of Liberty Media are now almost entirely related to the music industry, although SiriusXM has a wide breadth of non-music radio programming as well. As of this writing, SiriusXM and LiveNation represent over 90% of Liberty Media’s enterprise value. While a number of secular trends have heavily impacted both the recorded and live music industries, we believe our two largest investments continue to be well positioned. As will be discussed in more detail below, SiriusXM’s exclusive content and OEM relationships and Live Nation’s global, technology-driven eco-system, should provide sustainable competitive advantages. Changes in the structure of the music industry are likely to continue. The way music is owned and monetized is in a state of continuous evolution. We believe this creates a fertile hunting ground for Liberty Media. While an “anything is possible” caveat should always accompany a discussion of Liberty strategy, we believe the music industry will be an area of focus for new investments for the foreseeable future. Stay tuned. We see two significant exceptions to our music-focused investment policy: SiriusXM is investing in the connected car, which we view as a highly attractive market adjacency, and we are investing with the Atlanta Braves in and around their new stadium in Cobb County. 2

ANNUAL REPORT 2014 Liberty Broadband Spin-off We completed the spin-off of Liberty Broadband, which holds our former Charter Communications investment, in November of 2014. Through the date of the spin-off, our initial investment in Charter appreciated by over 65%; a good outcome in about 18 months. We will reserve a detailed discussion of Charter for the Liberty Broadband shareholder letter, but we remain excited about its prospects. As we have discussed in the past, the rationale for the spin-off was to: 1) Simplify the investment profile of Liberty Media and narrow the discount to NAV (mission, as of yet, not accomplished); 2) Create a pure-play financing currency focused on the US cable industry, as there may be further consolidation in the cable industry, and permit Liberty Broadband to raise capital, including through its completed rights offering, on more attractive terms; and 3) Increase the likelihood that a potential agreement could be reached with respect to a combination of Liberty and SiriusXM. As part of the Liberty Broadband spin-off, we distributed $300 million in cash from Liberty Broadband to Liberty Media. The cash was funded through a new margin loan at Liberty Broadband. We are required to use the funds to repurchase Liberty Media shares within twelve months of the spin-off. 3

LIBERTY MEDIA CORPORATION SiriusXM As we have stated in the past, the historically low discount to NAV for Liberty Media stock factored heavily on the timing of our January 2014 bid for SiriusXM. Despite the spin-off of Liberty Broadband in November 2014, the discount of Liberty Media stock to underlying NAV has risen since then. While we tend to ignore short-term market fluctuations, we did expect compression in that discount following the Liberty Broadband spin-off. We will continue to assess the best strategy for us to pursue with respect to SiriusXM. SiriusXM is a great example of a business where the market has, at times, overreacted to technological change. The company has posted impressive subscriber growth over the past few years, despite the proliferation of various low-cost or ad-supported music-streaming services. SiriusXM has accomplished this, in large part, by offering a wide breadth of exclusive, high-value content. Our streaming “competitors” are often simply repackaging highly commoditized music and many questions remain as to the business model of these music-only streaming services. There will be more competition in the car going forward, but the strong value proposition of SiriusXM is based on ease of use, unique content, and a technological beachhead created by an installed device in over 70 million cars. The state of SiriusXM is strong, led by Jim Meyer and his highly talented management team. The company has a large and growing user base and among the best marginal unit economics in all of the media industry. Its exclusive portfolio of content clearly resonates with consumers. Its OEM relationships have never been stronger. The deliberate nature of new car technology development provides several years of visibility. SiriusXM Connected Vehicle Services, which provides enhanced safety, security and convenience features within automobiles, positions the company to be a leader in the evolution of the car as a technology platform. And, the company continues to produce sizeable amounts of free cash flow. Over the course of the year, it was able to repurchase $2.5 billion of its own shares at very attractive valuations. Long-term shareholders are better off as a result. The next few years should be exciting for SiriusXM. In particular, the used-car market remains a large source of opportunity. SiriusXM has done a great job of building out a used-car network which now exceeds 15,000 dealers. For perspective, roughly 16 million new vehicles are sold each year, while nearly 40 million used vehicles change hands annually. It took many years for SiriusXM to build up a meaningful installed base, but a sizeable percentage of the used vehicles sold each year now include a SiriusXM radio. 4

ANNUAL REPORT 2014 And the number of satellite enabled vehicles is expected to roughly double from the current 70 million by 2022. Premium TV networks such as Starz have achieved a collective household subscriber penetration of around 30%. Could “premium radio” achieve a similar subscriber penetration of North American vehicles? Only time will tell, but it seems clear that there is significant runway from SiriusXM’s current penetration of a little north of 10%. Live Nation Entertainment Live Nation is a business with the wind at its back. The past decade has seen the unbundling of the album and the growth of streaming services which do not reward performers. As a result, artists are more reliant than ever on income generated through live performances. In addition, the global nature of technology platforms like YouTube, Facebook and Yahoo (with which Live Nation has a joint concert streaming service) allows fans around the world to follow and discover artists. This has massively broadened the geographic scope of live tours. Bands that formerly toured only North America and Western Europe are now seeing high demand on six continents. Live Nation’s unique ability to offer the one-stop-shop for global tours provides a distinct advantage in securing top acts. Live Nation is the unambiguous category leader in live music. In 2014, the company promoted 22 of the top 25 global tours and the gross transaction value of primary tickets sold through Ticketmaster reached a record $23 billion. Live Nation has created an eco-system where the whole of consumer facing e-commerce platforms, venue facing ticketing platforms, concert promotion, ancillary services and advertising is greater than the sum of its parts. Live Nation is run by a top-tier management team led by Michael Rapino, has a deep competitive moat, has adapted well to technological changes, possesses several high margin operating segments and has controllable capital requirements. We expect that the priorities for Live Nation will include: geographic expansion, building on impressive progress in the secondary ticketing market, remaining at the forefront of the mobile user experience, growing its festival portfolio, finding new ways to monetize live content in a digital format (with the Yahoo and VICE partnerships as just the beginning) and better leveraging its understanding of the needs of concert fans globally. 5

LIBERTY MEDIA CORPORATION 6 Capital Allocation There are several sources of possible liquidity for new investments at Liberty Media. Margin loan capacity and over $400 million of accessible cash represent potential dry powder if the right opportunity presents itself. In addition, we continue to seek tax-efficient ways to monetize our non-core assets. Our non-voting Series C shares could provide an acquisition currency, but the bar for equity issuance remains high. Liberty Media was once again actively repurchasing stock in early 2015. The spin-off of Liberty Broadband included a $300 million tax-free distribution to Liberty Media, which we must use to repurchase shares within 12 months of the spin-off. The tax-free nature of the distribution coupled with the current discount to NAV make these repurchases highly efficient. We have also remained active with several acquisitions during the year. While small in dollar terms, these investments position us well in several emerging and exciting categories. • Tastemade is producing high-quality streaming video in the food and lifestyle category. Online video consumption is an area we understand well based on our experience with QVC. What started as a passionate niche of “foodies” is slowly transforming into a broader lifestyle brand. • Saavn is a highly popular Indian audio streaming service focused on Bollywood music. This investment allows us to learn more about the music streaming industry with a limited amount of capital at risk. • Ideiasnet is a diversified technology venture fund in Brazil that Liberty has owned a 5% stake in since late 2010. We bought another 5% due to the devalued Real, the slowdown in the market and resulting weakness in the iBovespa, as well as the significant discount to NAV that the company stock value represented. Finally, we should mention the Atlanta Braves. While the team isn’t expected to occupy its new home in Cobb County until 2017, we are pleased to see the development of the new stadium progressing as planned. We are also excited by the development of the mixed use component of the site. We expect to have a world class mix of residential, office, retail and entertainment venues when all is complete, creating one of the most unique mixed use neighborhoods in the country. On the field, we have high hopes for the upcoming season as management has set the team up for success.

ANNUAL REPORT 2014 7 Closing 2014 was another exciting year; much was accomplished, but much remains on our plate. We look forward to the challenge and the opportunity. The Board of Directors is also pleased to report that Liberty has extended Greg’s employment contract to serve as CEO for five more years. Greg and his team have successfully overseen the evolution and growth of the Liberty family of companies and increased shareholder value. We look forward to a continuation of this success for years to come. We look forward to seeing many of you at this year’s annual investor meeting, which will take place on November 12th at the Times Center at 242 West 41st Street in New York City. We appreciate your ongoing support. Very truly yours, Gregory B. Maffei John C. Malone President and Chief Executive Officer Chairman of the Board April 2015

LIBERTY MEDIA CORPORATION 8 Stock Performance The following graph compares the yearly percentage change in the cumulative total shareholder return on an investment in the former Series A and Series B Liberty Capital common stock from December 31, 2006 through December 31, 2014, to the percentage change in the cumulative total return on the S&P 500 Media Index, which reflects the performance of companies in our peer group, and the S&P 500 Index. We have combined the closing market prices of each of the predecessor securities to our current Series A and Series B common stock based on the ratios used to issue the Liberty Entertainment group, Liberty Capital group and Liberty Starz group tracking stocks of Liberty Interactive Corporation (“LIC”) (our former parent company). The returns presented below include (i) the March 4, 2008 reclassification in which LIC reclassified a portion of assets and liabilities previously allocated to its Liberty Capital group to its newly created Liberty Entertainment group, (ii) the share price of DIRECTV following the split-off of a portion of the Liberty Entertainment group and subsequent combination of that portion of the Liberty Entertainment group with DIRECTV on November 19, 2009, on an as-exchanged basis and assuming a sale of the resulting DIRECTV shares on the one-year anniversary of the split-off and reinvestment of the proceeds in Liberty Capital common stock, (iii) the Liberty Entertainment group’s subsequent re-designation as the Liberty Starz group, (iv) following the completion of our split-off from LIC, the November 28, 2011 conversion of each outstanding share of our Series A and Series B Liberty Starz common stock for 0.88129 of a share of the corresponding series of Liberty Capital common stock, (v) the spin-off effected by the corporation formerly known as Liberty Media Corporation (now known as Starz) of our company on January 11, 2013 assuming a sale of the resulting Starz shares on the one-year anniversary of the spin-off and reinvestment of the proceeds in Liberty Media common stock, (vi) the distribution of our Series C shares, (vii) the spin-off of Liberty Broadband Corporation on November 4, 2014 and (viii) the Liberty Broadband rights offering.

ANNUAL REPORT 2014 9 Liberty vs. S&P Media and 500 Indices 12/31/06 to 12/31/14 Liberty Series A Liberty Series B S&P Media Index S&P 500 Index 12/31/06 12/31/07 12/31/08 12/31/09 12/31/10 12/31/11 12/31/12 12/31/13 12/31/14 Liberty Series A $100.00 $118.89 $76.17 $179.36 $275.80 $338.31 $502.84 $760.84 $762.47 Liberty Series B $100.00 $118.72 $74.69 $178.38 $274.33 $336.38 $499.52 $756.42 $758.08 S&P Media Index $100.00 $83.30 $51.76 $70.01 $84.86 $90.89 $124.16 $184.14 $204.69 S&P 500 Index $100.00 $103.53 $63.69 $78.62 $88.67 $88.67 $100.56 $130.32 $145.17 Note: Trading data for all Series B shares is limited as they are thinly traded. $900 $800 $700 $600 $500 $400 $300 $200 $100 $0 2006 2007 2008 2009 2010 2011 2012 2013 2014

LIBERTY MEDIA CORPORATION 10 The following graph compares the percentage change in the cumulative total shareholder return on the former Series A and Series B Liberty Capital group tracking stock from March 4, 2008 through December 31, 2014, to the percentage change in the cumulative total return on the S&P Media Index and the S&P 500 Index. Our Series A and Series B common stocks currently trade under the NASDAQ symbols LMCA and LMCB, respectively. This chart includes the impact of (i) the value of Starz, which was separated from our company on January 11, 2013, assuming a sale of the resulting Starz shares on the one-year anniversary of the spin-off and reinvestment of the proceeds in Liberty Media common stock, (ii) the distribution of our Series C shares, (iii) the spin-off of Liberty Broadband Corporation on November 4, 2014 and (iv) the Liberty Broadband rights offering. Liberty Media Common Stock vs. S&P Media and 500 Indices 3/4/08 to 12/31/14 Liberty Media Series A Liberty Media Series B S&P Media Index S&P 500 Index 3/4/08 12/31/08 12/31/09 12/31/10 12/31/11 12/31/12 12/31/13 12/31/14 Liberty Media Series A $100.00 $26.98 $136.77 $358.30 $447.02 $664.43 $1,005.34 $1,007.49 Liberty Media Series B $100.00 $27.03 $136.98 $364.01 $453.20 $671.63 $1,018.84 $1,021.18 S&P Media Index $100.00 $64.67 $87.46 $106.01 $113.54 $155.11 $230.03 $255.71 S&P 500 Index $100.00 $68.08 $84.05 $94.79 $94.79 $107.50 $139.31 $155.18 Note: Trading data for all Series B shares is limited as they are thinly traded. $1,200 $1,000 $800 $600 $400 $200 $0 Mar-08Jun-08Sep-08Dec-08 Jun-09 Mar-09 Sep-09Dec-09Mar-10Jun-10Sep-10Dec-10Mar-11Jun-11Sep-11Dec-11Mar-12Jun-12Sep-12Dec-12Mar-13 Mar-14 Jun-13 Jun-14 Sep-13 Sep-14 Dec-13 Dec-14

ANNUAL REPORT 2014 11 The following graph compares the percentage change in the cumulative total shareholder return on our Series C common stock from July 24, 2014 (the date on which the Series C common stock first traded “regular way”) through December 31, 2014, to the percentage change in the cumulative total return on the S&P Media Index and the S&P 500 Index. Our Series C common stock currently trades under the NASDAQ symbol LMCK. This chart includes the impact of the spin-off of Liberty Broadband Corporation on November 4, 2014 and the Liberty Broadband rights offering. Liberty Media Series C Common Stock vs. S&P 500 Media and 500 7/24/14 to 12/31/14 7/24/14 7/31/14 8/31/14 9/30/14 10/31/14 11/30/14 12/31/14 Liberty Media Series C $100.00 $99.43 $102.54 $99.41 $101.40 $106.05 $101.46 S&P Media Index $100.00 $97.99 $100.03 $97.06 $98.96 $102.11 $103.47 S&P 500 Index $100.00 $97.12 $100.77 $99.21 $101.51 $104.00 $103.57 Liberty Media Series C S&P 500 Media Index S&P 500 Index $108 $106 $104 $102 $100 $98 $96 $94 $92 $90 Jul-14 Aug-14 Sept-14 Oct-14 Dec-14 Nov-14

LIBERTY MEDIA CORPORATION 12 Investment Summary | Based on publicly available information as of March 31, 2015 Liberty Media Corporation owns interests in a broad range of media, communications and entertainment businesses. Those interests include subsidiaries Atlanta National League Baseball Club, Inc. and Sirius XM Holdings Inc., a significant but non-controlling equity interest in Live Nation Entertainment, Inc., and minority equity investments in Time Warner Inc. and Viacom Inc. The following table sets forth some of Liberty Media Corporation’s major assets that are held directly and indirectly through partnerships, joint ventures, common stock investments and instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by Liberty Media Corporation and, to the extent known by Liberty Media Corporation, other holders. In some cases, Liberty Media Corporation’s interest may be subject to buy/sell procedures, repurchase rights or dilution. libertymedia.com/asset-list.aspx ENTITY DESCRIPTION OF OPERATING BUSINESS OWNERSHIP Associated Partners, L.P. Investment and operating partnership that targets 37% long-term, risk-balanced and tax-efficient returns. Atlanta National League Owner of the Atlanta Braves, a Major League Baseball club, 100% Baseball Club, Inc. as well as certain of the Atlanta Braves minor league clubs. Crown Media Holdings, Inc. Owns and operates pay television networks in the U.S. 3% (NASDAQ: CRWN) dedicated to high-quality entertainment programming for families. Ideiasnet A Brazil-based company that develops projects and 10% (BOVESPA: IDNT3) acquires stakes in companies in technology, media and telecommunications. INRIX, Inc. Provider of traffic data and analytics to auto OEM’s, 4% governments, businesses and consumers. Kroenke Arena Company, LLC Owner of the Pepsi Center, a sports and entertainment 7% facility in Denver, Colorado. Liberty Associated Partners, L.P. Investment firm specializing in private equity investments. 29% Liberty Israel Venture Fund, L.P. Investment fund focused on Israeli technology companies. 80%

ENTITY	DESCRIPTION OF OPERATING BUSINESS	OWNERSHIP
Live Nation Entertainment, Inc. (NYSE: LYV)	Largest live entertainment company in the world, consisting of five segments: concert promotion and venue operations, sponsorship, ticketing solutions, eCommerce and artist management.	27%
Saavn Global Holdings, Ltd.	Indian music streaming service focused on Bollywood music.	5%
Sirius XM Holdings Inc. (NASDAQ: SIRI)	A satellite radio company delivering commercial-free music, sports, news, talk, entertainment, traffic and weather.	57%
Tastemade, Inc.	Tastemade brings the world's leading tastemakers in food together to create high-quality shows in the food and lifestyle category for digital platforms.	6%
Time Inc. (NYSE: TIME)	One of the largest media companies in the world, with influential brands such as TIME, PEOPLE, Sports Illustrated, InStyle, Real Simple, Wallpaper, Travel + Leisure and Food & Wine.	< 1%
Time Warner Inc. (NYSE: TWX)	Media and entertainment company whose businesses include cable networks, premium pay and basic tier television services and television, feature film, home video and video game production and distribution.	< 1%
Viacom Inc. (NASDAQ: VIA)	Global entertainment content company that creates television programs, motion pictures, short-form videos, applications, games, brands for consumer products, social media and other entertainment content. Brands include MTV, Nickelodeon, Nick at Nite, VH1, BET, Paramount Pictures, TV Land, Comedy Central, CMT, and SPIKE.	< 1%

ANNUAL REPORT 2014 13

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Market Information On January 11, 2013, we completed the Starz Spin-Off, which was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Due to the relative significance of Liberty to Starz (the legal spinnor) and senior management's continued involvement with Liberty following the Starz Spin-Off, Liberty was treated as the "accounting successor" to Starz. Therefore, the historical financial statements of Starz continue to be the historical financial statements of Liberty, and Starz has been treated as discontinued operations in Liberty's financial statements upon completion of the Starz Spin- Off in the first quarter of 2013. Prior to January 11, 2013, the Liberty Series A and B shares were traded under the LMCA and LMCB ticker symbols (which are now reflected under the STRZA and STRZB ticker symbols, respectively, for the respective time period). Subsequent to January 11, 2013, Starz and Liberty are separate publicly traded companies. Shares of Starz Series A and Series B common stock (ticker symbols STRZA and STRZB, respectively) are traded separately from Liberty's Series A and B common stock, which are traded under the LMCA and LMCB ticker symbols, respectively. On July 23, 2014, holders of Liberty’s Series A and Series B common stock as of 5:00 p.m., New York City time, on July 7, 2014, the record date for the dividend, received a dividend of two shares of Liberty Series C common stock (ticker symbol LMCK) for each share of Liberty Series A or Series B common stock held by them as of the record date. The impact of the Liberty Series C common issuance has been reflected retroactively due to the treatment of the dividend as a stock split for accounting purposes. On November 4, 2014, Liberty completed the spin-off to its stockholders of common stock of a newly formed company called Liberty Broadband Corporation ("Liberty Broadband") (the “Broadband Spin-Off”). Shares of Liberty Broadband were distributed to the shareholders of Liberty as of a record date of October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc. (“Charter”), (ii) Liberty’s former subsidiary TruePosition, Inc. (“TruePosition”), (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc. ("Time Warner Cable"), (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock received one share of the corresponding series of Liberty Broadband common stock for every four shares of Liberty common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares.

Each series of our common stock is traded on the Nasdaq Global Select Market. The following table sets forth the range of high and low sales prices of shares of our common stock for the years ended December 31, 2014 and 2013, as adjusted for the Series C common stock dividend, as discussed above and in the accompanying consolidated financial statements in Part II of this report.

	Series A (LMCA)		Series B (LMCB)		Series C (LMCK)	
	High	Low	High	Low	High	Low
2013						
January 1, 2013 - January 11, 2013 (1)	$ 41.45	38.97	41.32	39.43	NA	NA
First quarter (after January 11, 2013)	$ 37.85	35.00	37.40	35.36	NA	NA
Second quarter	$ 43.64	35.69	41.96	35.96	NA	NA
Third quarter	$ 50.27	42.12	50.17	42.44	NA	NA
Fourth quarter	$ 53.11	46.45	51.44	47.56	NA	NA
2014						
First quarter	$ 48.78	41.90	48.68	42.17	NA	NA
Second quarter	$ 45.60	40.85	45.89	41.08	NA	NA
Third quarter (July 1 - July 23)	$ 47.59	44.64	47.67	45.65	NA	NA
Third quarter (July 24 - September 30) (2)	$ 49.94	45.92	55.03	46.25	50.06	45.00
Fourth quarter (October 1 - November 4)	$ 48.67	41.00	48.54	46.20	48.44	40.20
Fourth quarter (November 5 - December 31) (3)	$ 37.72	33.22	48.54	32.15	37.28	33.07

(1) Now reflected under the STRZA or STRZB ticker symbol, respectively, for the respective period.

(2) As discussed above and in the accompanying consolidated financial statements in Part II of this report, on July 23, 2014 Liberty issued shares of its Series C common stock to holders of its Series A and Series B common stock, effected by means of a dividend. Holders of Series A and Series B common stock received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date.

(3) Represents the high and low sales prices of each respective series of common stock subsequent to completion of the Broadband Spin-Off.

Holders

As of January 31, 2015, there were approximately 1,500, 100 and 1,500 record holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Securities Authorized for Issuance Under Equity Compensation Plans

Information required by this item is incorporated by reference to our definitive proxy statement for our 2015 Annual Meeting of stockholders that will be filed with the Securities and Exchange Commission on or before April 30, 2015.

F-2

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

On January 11, 2013 (ratified February 26, 2013) Liberty Media Corporation announced that its board of directors authorized $450 million of repurchases of Liberty common stock from that day forward. Additionally, in connection with the Broadband Spin-Off, an additional authorization of $300 million in Liberty share repurchases was approved by the Liberty board of directors on October 9, 2014. There were no repurchases of Liberty common stock made pursuant to the repurchase program during the fourth quarter of 2014. As of December 31, 2014, $627 million is available for repurchases under the Company's share repurchase program.

Selected Financial Data.

The following tables present selected historical financial statement information relating to our financial condition and results of operations for the past five years. The following data should be read in conjunction with the accompanying consolidated financial statements.

	December 31,				
	2014	2013	2012	2011	2010
	amounts in millions				
Summary Balance Sheet Data:					
Cash	$ 681	1,088	603	970	1,773
Investments in available-for-sale securities and other cost investments (3)	$ 816	1,324	1,392	1,859	4,550
Investment in affiliates, accounted for using the equity method (1)(2)(3)	$ 851	3,299	3,341	563	49
Intangible assets not subject to amortization	$ 24,018	24,038	344	344	354
Intangible assets subject to amortization, net	$ 1,096	1,200	108	119	144
Assets of discontinued operations (4)	$ —	—	2,112	2,582	1,828
Total assets	$ 31,207	34,542	8,325	7,719	10,771
Current portion of deferred revenue	$ 1,641	1,575	24	30	224
Current portion of debt	$ 257	777	—	750	—
Long-term debt	$ 5,595	4,778	—	—	2,033
Deferred tax liabilities, noncurrent	$ 2,438	2,312	817	376	1
Stockholders' equity	$ 11,398	14,081	6,440	5,259	5,005
Noncontrolling interest (1)	$ 8,778	9,801	(8)	(10)	—

F-3

	Years ended December 31,				
	2014	2013	2012	2011	2010
	amounts in millions, except per share amounts				
Summary Statement of Operations Data:					
Revenue (1)(5)	$ 4,450	4,002	368	1,409	404
Operating income (loss)	$ 841	814	(80)	531	(94)
Interest expense	$ (255)	(132)	(7)	(16)	(61)
Share of earnings (loss) of affiliates, net (1)(2)	$ (113)	(32)	1,346	87	(98)
Realized and unrealized gains (losses) on financial instruments, net	$ 38	295	230	70	264
Gains (losses) on transactions, net (1)	$ —	7,978	22	1	36
Net earnings (loss) attributable to the noncontrolling interests	$ 217	211	(2)	(4)	(3)
Earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders (6)					
Liberty common stock	$ 178	8,780	1,160	633	843
Liberty Starz common stock	NA	NA	NA	(39)	(18)
	$ 178	8,780	1,160	594	825
Basic earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders per common share (7):					
Series A, Series B and Series C Liberty common stock	$ 0.52	24.73	3.21	2.48	3.13
Series A and Series B Liberty Starz common stock	NA	NA	NA	(0.25)	(0.12)
Diluted earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders per common share (7):					
Series A, Series B and Series C Liberty common stock	$ 0.52	24.46	3.12	2.40	3.03
Series A and Series B Liberty Starz common stock	NA	NA	NA	(0.25)	(0.12)

(1) During the year ended December 31, 2012, Liberty acquired an additional 312.5 million shares of SIRIUS XM Radio, Inc. (now known as Sirius XM Holdings Inc., "SIRIUS XM") in the open market for $769 million. Additionally, Liberty settled a forward contract and purchased an additional 302.2 million shares of SIRIUS XM for $649 million. SIRIUS XM recognized a $3.0 billion tax benefit during the year ended December 31, 2012. SIRIUS XM recorded the tax benefit as the result of significant positive evidence that a valuation allowance was no longer necessary for its recorded deferred tax assets. The Company recognized its portion of this benefit ($1,229 million) based on our ownership percentage at the time of the recognition of the deferred tax benefit by SIRIUS XM. On January 18, 2013, as discussed in note 3 to the accompanying consolidated financial statements, Liberty acquired an additional 50 million common shares and acquired a controlling interest in SIRIUS XM and as a result consolidates SIRIUS XM as of such date. Liberty recorded a gain of approximately $7.5 billion in the first quarter of 2013 associated with application of purchase accounting based on the difference between fair value and the carrying value of the ownership interest Liberty had in SIRIUS XM prior to the acquisition of the controlling interest. The gain on the transaction was excluded from taxable income.

(2) As discussed in note 8 in the accompanying consolidated financial statements, in May 2013, Liberty acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership in Charter at the time of purchase.

(3) As discussed in note 1 in the accompanying consolidated financial statements, on November 4, 2014, Liberty completed the Broadband Spin-Off. Liberty Broadband is comprised of, among other things, (i) Liberty's former interest in Charter, (ii) Liberty's former wholly owned subsidiary TruePosition, (iii) Liberty's former minority equity investment in Time Warner Cable, (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. The Company's former investments in and results of Charter and Time Warner Cable are no

F-4

longer included in the results of Liberty from the date of the completion of the Broadband Spin-Off forward. Based on the relative significance of TruePosition to Liberty, the Company concluded that discontinued operations presentation of TruePosition is not necessary. (4) In January 2013, the entity then known as Liberty Media Corporation (now named Starz) spun-off (the “Starz Spin- Off”) its then-former wholly owned subsidiary, now known as Liberty Media Corporation, which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). The transaction was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Due to the relative significance of Liberty to Starz (the legal spinnor) and senior management's continued involvement with Liberty following the Starz Spin-Off, Liberty is treated as the "accounting successor" to Starz for financial reporting purposes, notwithstanding the legal form of the Starz Spin-Off previously described. Therefore, the historical financial statements of the company formerly known as Liberty Media Corporation continue to be the historical financial statements of Liberty, and Starz, LLC is presented as discontinued operations for all periods prior to the completion of the Starz Spin-Off. Due to the short period between December 31, 2012 and the distribution date, Liberty did not record any results for Starz in discontinued operations for the statement of operations for the year ended December 31, 2013 due to the insignificance of such amounts for that period. (5) In 2011 TruePosition recognized $1,029 million of previously deferred revenue and $409 million of deferred costs associated with two separate contracts. (6) Earnings (loss) from continuing operations attributable to Liberty stockholders were allocated to the Liberty Starz Group and Liberty Capital Group for all the periods prior to the conversion of each share of Liberty Starz common stock into 0.88129 of a share of the corresponding series of Liberty Capital common stock, with cash paid in lieu of fractional shares, on November 28, 2011 based on businesses and assets attributed to each respective group at the time prior to any corporate transactions between the groups. Subsequent to the conversion and elimination of the Company’s tracking stock structure, the Liberty Capital common stock is referred to as Liberty common stock. (7) On July 23, 2014, holders of Liberty Series A and Series B common stock as of 5:00 p.m., New York City, time on July 7, 2014, the record date for the dividend, received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. The impact on basic and diluted earnings per share of the Series C common stock issuance has been reflected retroactively in all periods presented due to the treatment of the dividend as a stock split for accounting purposes. Basic and diluted earnings per share were calculated for Liberty Capital and Liberty Starz common stock, prior to the Split-Off date, based on the earnings attributable to the businesses and assets to the respective groups divided by the weighted average shares on an as if converted basis for the periods assuming a 1 to 1 exchange ratio for the Split-Off.

Management's Discussion and Analysis of Financial Condition and Results of Operations. The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Explanatory Note On January 11, 2013 Liberty Media Corporation ("Liberty" or "the Company") was spun-off, through the distribution of shares of Liberty by means of a pro-rata dividend from Starz (previously Liberty Media Corporation, formerly known as Liberty Spinco, Inc.) (the "Starz Spin-Off"), which was previously an indirect, wholly owned subsidiary of Liberty Interactive Corporation ("Liberty Interactive," formerly known as Liberty Media Corporation). Liberty Interactive's capital structure previously utilized three tracking stocks: Liberty Interactive common stock, Liberty Starz common stock and Liberty Capital common stock. During September 2011, Liberty Interactive completed the separation of its Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group (the "Split-Off"). The Split-Off was effected by means of a redemption of all of the Liberty Capital common stock and the Liberty Starz common stock in exchange for all of the common stock of Liberty, which at the time of the Split-Off held all of the assets, liabilities and businesses attributed to Liberty Interactive's Liberty Capital and Liberty Starz tracking stock groups. Liberty eliminated its tracking stock structure in November 2011 through the conversion of Liberty Starz common stock into Liberty Capital common stock (the “Conversion”). As a result of the Conversion there are no longer outstanding shares of the Liberty Starz tracking stock as of the Conversion date. Due to the relative significance of Liberty to Starz (the legal spinnor) and senior management's continued involvement with Liberty following the Starz Spin-Off, Liberty was treated as the "accounting successor" to Starz for financial reporting purposes, notwithstanding the legal form of the Starz Spin-Off previously described. Therefore, the historical financial statements of Starz will continue to be the historical financial statements of Liberty and now present the results of Starz, LLC as discontinued operations in all periods prior to the Starz Spin-Off. Therefore, for purposes of this Form 10-K Liberty is treated as the spinnor for purposes of discussion and as a practical matter of describing all the historical information contained herein. On November 4, 2014, Liberty completed the Broadband Spin-Off. Shares of Liberty Broadband were distributed to the shareholders of Liberty as of a record date of October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter, (ii) Liberty’s former subsidiary TruePosition, (iii) Liberty’s former minority equity investment in Time Warner Cable, (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. Prior to the transaction, Liberty Broadband borrowed funds under margin loans and made a final distribution to Liberty of approximately $300 million in cash. The Broadband Spin-Off was intended to be tax-free to stockholders of Liberty. In the Broadband Spin-Off, record holders of Series A, Series B and Series C common stock received one share of the corresponding series of Liberty Broadband common stock for each four shares of common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. The Company’s former investments in and results of Charter and Time Warner Cable are no longer included in the results of Liberty from the date of the completion of the Broadband Spin-Off forward. Based on the relative significance of TruePosition to Liberty, the Company concluded that discontinued operations presentation of TruePosition is not necessary. Overview We own controlling and non-controlling interests in a broad range of media, communications and entertainment companies. Our most significant operating subsidiary, which is our reportable segment, is SIRIUS XM. SIRIUS XM broadcasts its music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems. Subscribers can also receive music and other channels, plus features such as Sirius XM On Demand and MySXM, over the Internet, including through applications for mobile devices.

Our "Corporate and Other" category includes our consolidated subsidiary, the Atlanta National League Baseball Club, Inc. ("ANLBC"), corporate expenses and prior to the Broadband Spin-Off, TruePosition. In addition to the foregoing businesses, we hold an ownership interest in Live Nation Entertainment, Inc. ("Live Nation"), which we account for as an equity method investment at December 31, 2014. We also maintain minority positions in other public companies such as Barnes & Noble, Inc., Time Warner Inc. and Viacom Corporation, which are accounted for at their respective fair market values and are included in corporate and other. Strategies and Challenges of Business Units SIRIUS XM. SIRIUS XM is focused on several initiatives to increase its revenue. SIRIUS XM regularly evaluates its business plans and strategy. Currently, its strategies include: • The acquisition and pricing of unique or compelling programming; • Increased penetration in the secondary car market; • The introduction of new features or services; • Significant new or enhanced distribution arrangements; • Investments in infrastructure, such as satellites, terrestrial repeater networks, equipment or radio spectrum; and • Acquisitions of other businesses, including acquisitions that are not directly related to its satellite radio business. SIRIUS XM faces certain key challenges in its attempt to meet these goals, including: • Its ability to convince owners and lessees of new and previously owned vehicles that include satellite radios to purchase subscriptions to its service; • Potential loss of subscribers due to economic conditions and competition from other entertainment providers; • Competition for both listeners and advertisers, including providers of radio and other audio services; • The operational performance of its satellites; • The effectiveness of integration of acquired businesses and assets into its operations; • The performance of its manufacturers, programming providers, vendors, and retailers; and • Unfavorable changes in legislation.

Results of Operations—Consolidated

General. We provide in the tables below information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our reportable segments. The "corporate and other" category consists of those assets or businesses which do not qualify as a separate reportable segment. For a more detailed discussion and analysis of the financial results of our principal reportable segment, see "Results of Operations-Businesses" below.

Consolidated Operating Results

	Years ended December 31,		
	2014	2013	2012
	amounts in millions		
Revenue			
SIRIUS XM	$ 4,141	3,625	NA
Corporate and other	309	377	368
	$ 4,450	4,002	368
Adjusted OIBDA			
SIRIUS XM	1,466	1,289	NA
Corporate and other	(49)	33	8
	$ 1,417	1,322	8
Operating Income (Loss)			
SIRIUS XM	1,004	878	NA
Corporate and other	(163)	(64)	(80)
	$ 841	814	(80)

Revenue. Our consolidated revenue increased $448 million and $3,634 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The current year increase was primarily due to revenue growth at SIRIUS XM (approximately $382 million) and a full year of consolidated SIRIUS XM revenue ($166 million), which was partially offset by reduced revenue at ANLBC and TruePosition and no revenue earned during the year ended December 31, 2014 related to a contractual arrangement with CNBC that was held by a subsidiary exchanged in the fourth quarter of 2013 with Comcast. TruePosition revenue decreased $20 million in 2014 as compared to the prior year due primarily to a decrease in international and domestic hardware and software sales offset slightly by revenue from an acquisition during the year and the timing of the Broadband Spin-Off. ANLBC revenue decreased $10 million for the year ended December 31, 2014 as compared to the prior year. The decrease was primarily due to a one-time recognition of revenue from a settlement of historical broadcast rights issues during the year ended December 31, 2013. The increase in 2013 was primarily due to the treatment of SIRIUS XM as a consolidated subsidiary beginning on January 18, 2013 and increased revenue at ANLBC. For the year ended December 31, 2013, ANLBC revenue increased by $36 million or 16% as compared to the prior year, due to a one time recognition of revenue from a settlement of outstanding broadcast rights issues, slightly greater fan attendance and slightly higher average prices per ticket and concession spend per turnstile. See Results of Operations—Businesses below for a more complete discussion of the results of operations of SIRIUS XM.

Adjusted OIBDA. We define Adjusted OIBDA as revenue less operating expenses and selling, general and administrative ("SG&A") expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 18 to the

F-8

accompanying consolidated financial statements for a reconciliation of Adjusted OIBDA to Earnings (loss) from continuing operations before income taxes. Consolidated Adjusted OIBDA increased $95 million and $1,314 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The increase in the current year was primarily driven by the result of a full year of consolidated results for SIRIUS XM and increased operating efficiencies at SIRIUS XM offset by reduced Adjusted OIBDA results at ANLBC, TruePosition and the impacts of a transaction in the fourth quarter of 2013 related to the revenue sharing agreement with CNBC discussed above. The Adjusted OIBDA decrease for ANLBC was primarily the result of increased player payroll due to season ending injuries at key positions which required additional players to be added to the roster. Additionally, other players were released from the roster and full recognition of guaranteed portions of their contracts were recognized during the current period. The increase in 2013 was primarily driven by the treatment of SIRIUS XM as a consolidated subsidiary beginning on January 18, 2013 and an improvement in Adjusted OIBDA for ANLBC. ANLBC's adjusted OIBDA increased $20 million during 2013 due to an increase in revenue (discussed above), slightly offset by an increase in player salaries during the current year. See Results of Operations—Businesses below for a more complete discussion of the results of operations of SIRIUS XM. Stock-based compensation. Stock-based compensation includes compensation related to (1) options and stock appreciation rights ("SARs") for shares of our common stock that are granted to certain of our officers and employees, (2) phantom stock appreciation rights ("PSARs") granted to officers and employees of certain of our subsidiaries pursuant to private equity plans and (3) amortization of restricted stock grants. We recorded $217 million, $193 million and $46 million of stock compensation expense for the years ended December 31, 2014, 2013 and 2012, respectively. The increase in stock compensation expense during 2014 primarily relates to additional stock-based compensation from SIRIUS XM. The increase in stock compensation expense in 2013 relates to two items: the recognition of additional stock-based compensation from SIRIUS XM ($133 million) resulting from our consolidation of SIRIUS XM during the year, and an increase in the recognition of incremental compensation expense due to the option exchange program that occurred in December 2012. As of December 31, 2014, the total unrecognized compensation cost related to unvested Liberty equity awards was approximately $58 million. Such amount will be recognized in our consolidated statements of operations over a weighted average period of approximately 2.3 years. As of December 31, 2014, the total unrecognized compensation cost related to unvested SIRIUS XM stock options was $236 million. The SIRIUS XM unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.4 years. Operating income. Our consolidated operating income increased $27 million and $894 million for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The increase in 2014 is primarily the result of increased operating results at SIRIUS XM, offset by increased stock compensation expense and the other subsidiary activity discussed above in the Adjusted OIBDA section. The increase in 2013 is primarily the result of the treatment of SIRIUS XM as a consolidated subsidiary beginning on January 18, 2013.

Other Income and Expense

Components of Other Income (Expense) are presented in the table below.

	Years ended December 31,		
	2014	2013	2012
	amounts in millions		
Other income (expense):			
Interest expense	$ (255)	(132)	(7)
Dividend and interest income	27	48	76
Share of earnings (losses) of affiliates	(113)	(32)	1,346
Realized and unrealized gains (losses) on financial instruments, net	38	295	230
Gains (losses) on transactions, net	—	7,978	22
Other, net	(77)	(115)	42
	$ (380)	8,042	1,709

Interest expense. Interest expense increased $123 million and $125 million for the years ended December 31, 2014 and 2013 as compared to the corresponding prior year periods, respectively. The overall increase in interest expense in the current year was primarily due to an overall increase in the average debt balance outstanding during the period and a reduction in premium amortization as a result of debt refinancing by SIRIUS XM in the prior period. The overall increase in interest expense in 2013 was primarily due to the treatment of SIRIUS XM as a consolidated subsidiary beginning on January 18, 2013 and the interest expense related to the debt that was acquired.

Dividend and interest income. Consolidated dividend and interest income decreased $21 million and $28 million for the years ended December 31, 2014 and 2013 as compared to the prior year periods, respectively. The decrease from the prior year is primarily due to a decrease in interest earned from our investment in Barnes and Noble, Inc. due to the sale of the majority of our interest in the second quarter of 2014. The decrease in 2013 was primarily due to the reduction in interest income recognized on certain debt instruments in SIRIUS XM that were considered effectively settled upon consolidation.

Share of earnings (losses) of affiliates. The following table presents our share of earnings (losses) of affiliates:

	Years ended December 31,		
	2014	2013	2012
	amounts in millions		
Charter	$ (94)	(83)	NA
SIRIUS XM	—	8	1,367
Live Nation	(30)	(18)	(45)
SIRIUS XM Canada	5	7	NA
Other	6	54	24
	$ (113)	(32)	1,346

In May 2013, we acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership in Charter at the time of purchase. Our share of losses related to Charter included $60 million and $51 million of losses due to the amortization of the excess basis of our investment for the years ended December 31, 2014 and 2013, respectively. During May 2014, Liberty purchased approximately 897,000 additional shares of Charter common stock for $124 million resulting in an economic ownership of 26% of Charter. Charter's results declined slightly period over period, primarily due to increased revenue, offset by higher operating costs and interest expense on outstanding debt. As discussed above, on November 4, 2014, Liberty completed the spin-off to its stockholders of common stock of a newly formed company called Liberty Broadband, which was comprised of, among other things, Liberty's interest in Charter. As of the date of the completion of the Broadband Spin-Off, the Company's former investment in and results of Charter are no longer included in the results of Liberty.

F-10

We acquired a controlling interest in SIRIUS XM on January 18, 2013 resulting in share of earnings for only the first seventeen days of January 2013. SIRIUS XM recognized approximately $3.0 billion of tax benefit during the year ended December 31, 2012. SIRIUS XM recorded the tax benefit as the result of significant positive evidence that a valuation allowance was no longer necessary for its recorded deferred tax assets. The Company recognized our portion of this benefit ($1,229 million) based on our ownership percentage at the time of the recognition of the deferred tax benefit by SIRIUS XM.

During the year ended December 31, 2014, we acquired an additional 1.7 million shares of Live Nation common stock for approximately $39 million. During the year ended December 31, 2013, we acquired an additional 1.7 million shares of Live Nation common stock for approximately $19 million. During the year ended December 31, 2012 we made additional investments in Live Nation common stock, obtaining approximately 11 million shares for $107 million. Live Nation's share of losses increased during the year ended December 31, 2014 primarily due to an impairment taken at Live Nation in the fourth quarter of approximately $135 million (Liberty's portion of this loss was approximately $36 million). Exclusive of the impairment, the core businesses were slightly improved year over year. Live Nation's share of earnings improved during the year ended December 31, 2013 due to a $38 million gain on the sale of an operating asset, improvements in EBITDA due to favorable concert activity and reduced corporate expenses, partially offset by a $36 million loss on extinguishment of debt.

Realized and unrealized gains (losses) on financial instruments. Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2014	2013	2012
	amounts in millions		
Fair Value Option Securities	$ 80	306	310
Cash convertible notes	12	(17)	—
Change in fair value of bond hedges	(89)	(1)	—
Other derivatives	35	7	(80)
	$ 38	295	230

The decrease in gains on Fair Value Option Securities is primarily due to a general decrease in market valuation adjustments for Liberty's public portfolio during 2014.

Liberty issued $1 billion of cash convertible notes in October 2013 which are accounted for at fair value, as elected by Liberty at the time of issuance of the notes. At the same time, Liberty entered into a bond hedge transaction on the same amount of underlying shares. These derivatives are marked to fair value on a recurring basis. The primary driver of the change in the current period is the change in the fair value of the underlying stock.

As previously discussed, Liberty obtained Charter warrants in the second quarter of 2013. These warrants were marked to fair value based on the trading price of Charter and other observable market data. The change in fair value is included in other derivatives in the table above and primarily driven by the change in the trading price of the Charter common stock. As discussed above, on November 4, 2014, Liberty completed the spin-off to its stockholders of common stock of a newly formed company called Liberty Broadband, which was comprised of, among other things, Liberty's interest in Charter. The Company's former investment in and results of Charter, including the Charter warrants, are no longer included in the results of Liberty from the date of the completion of the Broadband Spin-Off forward.

Gains (losses) on transactions, net. During January 2013, we acquired a controlling interest in SIRIUS XM which resulted in the application of purchase accounting and the consolidation of SIRIUS XM in the first quarter of 2013. Liberty recorded a gain of approximately $7.5 billion associated with application of purchase accounting based on the difference between fair value and the carrying value of the ownership interest Liberty had in SIRIUS XM prior to the acquisition of the controlling interest. The gain in 2012 relates to gains associated with the repayment of certain SIRIUS XM debt securities.

F-11

Other, net. The decreases in 2014 and 2013 are primarily due to warrant and stock option exercises at Charter at a price below Liberty's book basis per share. Additionally, in 2013, losses on the early extinguishment of SIRIUS XM debt during the period contributed to the total losses recognized in the other, net line item. The other category increased for the year ended December 31, 2012 as a result of a reversal of a contingent liability as discussed in more detail in note 17 in the accompanying financial statements. Income taxes. Our effective tax rate for the years ended December 31, 2014, 2013 and 2012 was an expense of 14%, a benefit of 2% and an expense of 29%, respectively. Our effective tax rate for all three years was impacted for the following reasons: • During 2014, our effective tax rate was lower than the federal tax rate of 35% primarily due to the liquidation of a partnership investment and the related reduction in the tax basis of the partnership’s assets, which was not recognized for financial statement purposes, partially offset by the net taxable impact of SIRIUS XM shares repurchased from Liberty by SIRIUS XM during the year • During 2013, our effective tax rate was lower than the federal tax rate of 35% primarily due to the recognition of a $7.5 billion gain on the consolidation of SIRIUS XM on January 18, 2013, which was not subject to tax, and the gain recognized on a non-taxable exchange of one of our consolidated subsidiaries on October 4, 2013, in exchange for Liberty shares. • During 2012, our effective tax rate was lower than the federal tax rate of 35% primarily due to tax benefits related to a change in valuation allowance and dividends received deductions offset slightly by state income taxes. Net earnings. We had net earnings of $395 million, $8,991 million and $1,412 million for the years ended December 31, 2014, 2013 and 2012, respectively. The change in net earnings was the result of the above-described fluctuations in our revenue, expenses and other gains and losses. Liquidity and Capital Resources As of December 31, 2014, substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments. The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from net asset sales, monetization of our public investment portfolio, debt and equity issuances, available borrowing capacity under margin loans, and dividend and interest receipts. Liberty currently does not have a debt rating subsequent to the Split-Off and the Starz Spin-Off. As of December 31, 2014, Liberty's liquidity position consisted of the following: Unencumbered Cash and Cash Fair Value Option Equivalents AFS Securities amounts in millions Corporate and other $ 533 157 SIRIUS XM $ 148 — To the extent the Company recognizes any taxable gains from the sale of assets we may incur tax expense and be required to make tax payments, thereby reducing any cash proceeds. Additionally, on January 18, 2013 the Company obtained a controlling interest in SIRIUS XM which has significant cash flows provided by operating activities, although due to SIRIUS XM being a separate public company and the significant noncontrolling interest, we do not have ready access to its cash.

The cash provided (used) by our continuing operations for the prior three years is as follows:

Cash Flow Information	Years ended December 31, 2014	2013	2012
	amounts in millions		
SIRIUS XM cash provided (used) by operating activities	$ 1,253	1,103	NA
Liberty cash provided (used) by operating activities	(128)	133	(29)
Net cash provided (used) by operating activities	$ 1,125	1,236	(29)
SIRIUS XM cash provided (used) by investing activities	$ (96)	(701)	NA
Liberty cash provided (used) by investing activities	(315)	(2,063)	224
Net cash provided (used) by investing activities	$ (411)	(2,764)	224
SIRIUS XM cash provided (used) by financing activities	$ (1,144)	(788)	NA
Liberty cash provided (used) by financing activities	23	1,601	(1,162)
Net cash provided (used) by financing activities	$ (1,121)	813	(1,162)

Liberty's primary uses of cash during the year ended December 31, 2014 (excluding SIRIUS XM's uses of cash) were $920 million debt repayments, $360 million investments in short-term and other marketable securities, $183 million additional investments in cost and equity method investees and $68 million capital expenditures. These uses of cash were funded by cash provided by operating activities, debt borrowings, net cash provided by the Broadband Spin-Off, SIRIUS XM's repurchase of shares from Liberty, proceeds from the sale of the majority of our interest in Barnes & Noble, sales of short term investments and cash on hand.

The projected uses of Liberty cash (excluding SIRIUS XM's uses of cash) are primarily the investment in new or existing businesses, debt service, capital expenditures (including new ANLBC baseball facility see discussion below) and the potential buyback of common stock under the approved share buyback program as well as further repayment of the margin loans. Liberty expects to fund its projected uses of cash with cash on hand, cash from operations and borrowing capacity under margin loans. We may be required to make net payments of income tax liabilities to settle items under discussion with tax authorities.

In 2014, ANLBC, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing a Major League Baseball facility and developing a mixed-use complex adjacent to the facility. The new facility is expected to cost approximately $672 million. Funding for the ballpark will be shared among ANLBC, Cobb County and Cobb-Marietta Coliseum and Exhibit Hall Authority (the "Authority"). The Authority and Cobb County will be responsible for funding $392 million of ballpark related construction and ANLBC will be responsible for remainder of cost, including cost overruns. ANLBC agreed to advance funds to cover project related costs to maintain a 2017 opening date. The Authority will issue $368 million in bonds that are expected to close and fund in second half of 2015. At which time ANLBC expects to receive reimbursement of the advances that have been made through that date. At the completion of construction the facility is expected to be leased from the Authority and Cobb County.

During the year ended December 31, 2014, SIRIUS XM repurchased $2.5 billion of its common stock, including $340 million of shares repurchased pursuant to the repurchase agreement with Liberty, and repaid approximately $1.0 billion of long-term debt. SIRIUS XM's uses of cash were funded by cash provided by operating activities, SIRIUS XM's additional borrowing of approximately $2.4 billion of long-term debt and cash on hand. In addition to normal operating expenses (including tax payments), SIRIUS XM's uses of cash are expected to be the repayment of certain outstanding debt, the repurchases of its common stock in accordance with its approved share buyback program and strategic opportunities. Liberty expects SIRIUS XM to fund its projected uses of cash with cash on hand, cash provided by operations and borrowings under the existing credit facility.

We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash.

F-13

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

SIRIUS XM has entered into various programming agreements. Under the terms of these agreements, SIRIUS XM's obligations include fixed payments, advertising commitments and revenue sharing arrangements. SIRIUS XM's future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the schedule of contractual obligations below.

The Atlanta Braves have entered into long-term employment contracts with certain of their players and coaches whereby such individuals' compensation is guaranteed. Amounts due under guaranteed contracts as of December 31, 2014 aggregated $398 million. See the table below for more detail. In addition to the foregoing amounts, certain players and coaches may earn incentive compensation under the terms of their employment contracts.

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations, excluding uncertain tax positions as it is indeterminable when payments will be made, is summarized below.

	Payments due by period				
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
			amounts in millions		
Consolidated contractual obligations					
Long-term debt (1)	$ 5,891	257	385	100	5,149
Interest payments (2)	2,028	265	512	484	767
Programming fees (3)	584	231	185	108	60
Operating lease obligations	601	53	91	77	380
Employment agreements	398	80	160	99	59
Other obligations (4)	864	315	443	49	57
Total consolidated	$ 10,366	1,201	1,776	917	6,472

(1) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheet. Amounts include capital lease obligations. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2014, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2014 rates and (iii) assume that our existing debt is repaid at maturity.

(3) SIRIUS XM has entered into various programming agreements under which SIRIUS XM's obligations include fixed payments, advertising commitments and revenue sharing arrangements. Future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the table above.

(4) Includes amounts due related to the new ANLBC baseball stadium and SIRIUS XM satellite and transmission, marketing and distribution, satellite incentive payments, and other contractual commitments. SIRIUS XM satellite and transmission commitments are attributable to agreements with third parties to operate and maintain the off-site satellite telemetry, tracking and control facilities and certain components of its terrestrial repeater networks. SIRIUS XM marketing and distribution commitments primarily relate to payments to sponsors, retailers, automakers and radio manufacturers pursuant to marketing, sponsorship and distribution agreements to promote the SIRIUS XM brand. Boeing Satellite Systems International, Inc. and Space Systems/Loral, the manufacturers of SIRIUS XM's in-orbit satellites, may be entitled to future in-orbit satellite incentive performance payments based on the expected operating performance of the satellites meeting their fifteen-year design life. Boeing may also be entitled to an additional $10 million if the XM-4 satellite continues to operate above baseline specifications during the five years beyond the satellite's fifteen-year design life. Additionally, SIRIUS XM has entered into various agreements with third parties for general operating purposes.

F-14

Critical Accounting Estimates The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee. Non-Financial Instruments. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment. As of December 31, 2014, the intangible assets not subject to amortization for each of our significant reporting units were as follows (amounts in millions): Goodwill FCC Licenses Other Total SIRIUS XM $ 14,165 8,600 930 23,695 Other 180 — 143 323 Consolidated $ 14,345 8,600 1,073 24,018 We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in the fourth quarter each year. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. Carrying Value of Investments. We periodically evaluate our investments to determine if decreases in fair value below our cost bases are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statement of operations. Other than temporary declines in fair value of our cost investments are recognized on a separate line in our consolidated statement of operations, and other than temporary declines in fair value of our equity method investments are included in share of earnings (losses) of affiliates in our consolidated statement of operations. The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. Fair value of our publicly traded cost and equity investments is based on the market prices of the investments at the balance sheet date. We estimate the fair value of our non-public cost and equity investments using a variety of methodologies, including cash flow multiples, discounted cash flow, per subscriber values, or values of comparable public or private businesses. Impairments are calculated as the difference between our carrying value and our estimate of fair value. As our assessment of the fair value of our investments and any resulting impairment losses and the timing of when to recognize such charges requires a high degree of judgment and includes significant estimates and assumptions, actual results could differ materially from our estimates and assumptions. Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment. Useful Life of Broadcast/Transmission System. SIRIUS XM's satellite system includes the costs of satellite construction, launch vehicles, launch insurance, capitalized interest, spare satellites, terrestrial repeater network and satellite uplink facilities. SIRIUS XM monitors its satellites for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable. SIRIUS XM operates five in-orbit Sirius satellites, FM-1, FM-2, FM-3, FM-5 and FM-6. The FM-1 and FM-2 satellites were launched in 2000 and reached the end of their depreciable lives in 2013, but are still in operation. SIRIUS XM estimates that its FM-3 and FM-5 satellites, launched in 2000 and 2009, respectively, will operate effectively through the end of their depreciable lives in 2015 and 2024, respectively. SIRIUS XM’s FM-6 satellite that was launched in 2013 is currently used as an in-orbit spare that is planned to start full-time operation in 2015 and is expected to operate effectively through the end of its depreciable life in 2028. SIRIUS XM operates four in-orbit XM satellites, XM-1, XM-3, XM-4 and XM-5. SIRIUS XM’s XM-1 satellite reached the end of its depreciable life in 2013 and will be de-orbited in 2015. SIRIUS XM estimates that its XM-3 and XM-4 satellites launched in 2005 and 2006, respectively, will reach the end of their depreciable lives in 2020 and 2021, respectively. The XM-5 satellite that was launched in 2010 is used as an in-orbit spare and is expected to reach the end of its depreciable life in 2025. SIRIUS XM's in-orbit satellites may experience component failures which could adversely affect their useful life. SIRIUS XM continues to monitor the operating condition of its in-orbit satellites. If events or circumstances indicate that the depreciable lives of its in-orbit satellites have changed, the depreciable life will be modified accordingly. If SIRIUS XM were to revise its estimates, depreciation expense would change. For example, a 10% decrease in the expected depreciable lives of satellites and spacecraft control facilities during 2014 would have resulted in approximately $28 million of additional depreciation expense. Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position. Results of Operations - Businesses Sirius XM Holdings Inc. SIRIUS XM broadcasts its music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems. Subscribers can also receive music and other channels, plus features such as Sirius XM

On Demand and MySXM, over the Internet, including through applications for mobile devices. SIRIUS XM also provides connected vehicle services which are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers. Subscribers to SIRIUS XM’s connected vehicle services are not included in SIRIUS XM’s subscriber count or subscriber-based operating metrics. SIRIUS XM has agreements with every major automaker ("OEMs") to offer satellite radios in their vehicles from which it acquires the majority of their subscribers. SIRIUS XM also acquires subscribers through marketing to owners and lessees of vehicles that include factory-installed satellite radios that are not currently subscribing to SIRIUS XM’s services. Additionally, SIRIUS XM distributes its radios through retail locations nationwide and through its website. Satellite radio services are also offered to customers of certain daily rental car companies. SIRIUS XM's primary source of revenue is subscription fees, with most of its customers subscribing on an annual, semi-annual, quarterly or monthly basis. SIRIUS XM also derives revenue from other subscription related fees, the sale of advertising on select non-music channels, the direct sale of satellite radios, accessories, and other ancillary services, such as its Backseat TV, data, traffic, and weather services. SIRIUS XM is a separate publicly traded company and additional information about SIRIUS XM can be obtained through its website and its public filings. As of December 31, 2014, SIRIUS XM had approximately 27.3 million subscribers of which 22.5 million were selfpay subscribers and 4.8 million were paid promotional subscribers. These subscriber totals include subscribers under regular pricing plans; discounted pricing plans; subscribers that have prepaid, including payments either made or due from automakers for subscriptions included in the sale or lease price of a vehicle; subscribers to SIRIUS XM Internet services who do not also have satellite radio subscriptions; and certain subscribers to SIRIUS XM's other ancillary services. We acquired a controlling interest in SIRIUS XM on January 18, 2013 and applied purchase accounting and consolidated the results of SIRIUS XM from that date. See additional discussion about the application of purchase accounting in note 3 to the accompanying consolidated financial statements. Previous to the acquisition of our controlling interest we maintained an investment in SIRIUS XM accounted for using the equity method. For comparison purposes we are presenting the stand alone results of SIRIUS XM prior to any purchase accounting adjustments in the current year for a discussion of the operations of SIRIUS XM. For the years ended December 31, 2014 and 2013, see the reconciliation of the results reported by SIRIUS XM to the results reported by Liberty included below. For the year ended December 31, 2012, SIRIUS XM was treated as an equity method affiliate so the results reported by SIRIUS XM were not consolidated. Additionally, as of December 31, 2014, there is an approximate 44% noncontrolling interest in SIRIUS XM, and the net earnings of SIRIUS XM attributable to such noncontrolling interest is eliminated through the noncontrolling interest line item in the consolidated statement of operations.

SIRIUS XM's stand alone operating results were as follows:

	Years ended December 31,		
	2014	2013	2012
	amounts in millions		
Subscriber revenue	$ 3,554	3,285	2,963
Other revenue	627	514	439
Total revenue	4,181	3,799	3,402
Operating expenses (excluding stock-based compensation included below):			
Cost of subscriber services	(1,592)	(1,380)	(1,218)
Subscriber acquisition costs	(493)	(496)	(475)
Other operating expenses	(54)	(51)	(42)
Selling, general and administrative expenses	(578)	(505)	(465)
Adjusted OIBDA	1,464	1,367	1,202
Stock-based compensation	(78)	(69)	(64)
Depreciation and amortization	(266)	(253)	(266)
Operating income	$ 1,120	1,045	872

Subscriber revenue includes subscription, activation and other fees. For the years ended December 31, 2014 and 2013, subscriber revenue increased 8% and 11%, respectively, as compared to the prior year periods. The current year increase was primarily attributable to a 6% increase in the daily weighted average number of subscribers, the inclusion of a full year of subscription revenue generated by SIRIUS XM's connected vehicle business and the increase in certain subscription rates beginning in January 2014. These increases were partially offset by subscription discounts and limited channel line-up plans offered through customer acquisition and retention programs, a change in an agreement with an automaker and a rental car company and an increasing number of lifetime subscription plans that have reached full revenue recognition. The prior year increase was primarily attributable to a 9% increase in the daily weighted average number of subscribers, the impact of the increase in certain subscription rates beginning in January 2012 as more subscribers migrated to the higher rate, and an increase in subscriptions to premium services, premier channels and Internet streaming, as well as the inclusion of connected vehicle subscription revenue in 2013. These increases were partially offset by subscription discounts offered through customer acquisition and retention programs and an increasing number of lifetime subscription plans that have reached full revenue recognition.

Other revenue includes advertising revenue, equipment revenue, royalty revenue fees and other ancillary revenue. For the years ended December 31, 2014 and 2013, other revenue increased 22% and 17%, respectively, as compared to the corresponding prior year periods. The most significant change in other revenue during both years was the result of an increase in the rate charged to SIRIUS XM and passed through to subscribers for the U.S. Music Royalty Fee, which increased to 12.5% in 2013, which was compounded by an increase in the number of subscribers.

Cost of subscriber services includes revenue share and royalties, programming and content costs, customer service and billing expenses and other ancillary costs associated with providing the satellite radio service. The cost of subscriber services increased 15% and 13% for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods and slightly increased as a percentage of total revenue during 2014. The increases were primarily due to increases in the revenue share and royalties of 20% and 23% in 2014 and 2013, respectively, as compared to the corresponding prior year periods. The increase in both years was attributable to increased revenues subject to royalty and/or revenue sharing arrangements, and a 5.6% increase and a 12.5% increase in the statutory royalty rate for the performance of sound recordings during 2014 and 2013, respectively. Additionally, customer service and billing expense increased 15% and 9% for the years ended December 31, 2014 and 2013, respectively, as compared to the corresponding prior year periods. The current year increase was primarily due to the inclusion of a full year of costs associated with SIRIUS XM's connected vehicle services business, higher subscriber volume driving increased subscriber contacts and increased bad debt expense. The increase in the prior year was primarily due to investment in customer service experience which resulted in higher spend on customer service agents, staffing and training. Additionally, higher subscriber volume drove increased subscriber contacts, increased bad debt expense and higher technology costs.

F-18

Subscriber acquisition costs include hardware subsidies paid to radio manufacturers, distributors and automakers; subsidies paid for chip sets and certain other components used in manufacturing radios; device royalties for certain radios and chip sets; commissions paid to automakers and retailers; product warranty obligations; freight; and provisions for inventory allowances attributable to inventory consumed in OEM and retail distribution channels. The majority of subscriber acquisition costs are incurred and expensed in advance of, or concurrent with, acquiring a subscriber. For the years ended December 31, 2014 and 2013 subscriber acquisition costs decreased less than 1% and increased 4%, respectively, and slightly decreased as a percentage of total revenue, as compared to the corresponding periods in the prior year. The decrease in the current year was primarily due to improved OEM subsidy rates per vehicle and a change in a contract with an automaker which decreased subscriber acquisition costs. The decrease was partially offset by increased subsidy costs related to a larger number of satellite radio installations in new vehicles. The increase in 2013 was primarily a result of higher subsidies from increased OEM installations occurring in advance of acquiring the subscriber. Other operating expense includes engineering, design and development costs. For the years ended December 31, 2014 and 2013, other operating expense increased 6% and 21%, respectively, but remained relatively flat as a percentage of total revenue. The increase in the current year was driven primarily by the inclusion of a full year of costs associated with SIRIUS XM’s connected vehicle services business and higher personnel costs. The increase during the prior year was driven primarily by higher product development costs, costs related to enhanced subscriber features and service functionality. Selling, general and administrative expense includes costs of advertising, media and production, including promotional events and sponsorship, finance, legal, human resources and information technology. For the years ended December 31, 2014 and 2013, selling, general and administrative expense increased 14% and 9%, respectively, but slightly increased and decreased a percentage of total revenue, respectively, as compared to the corresponding prior year periods. For both periods, the increase was primarily due to additional subscriber communications and retention programs associated with a greater number of subscribers and promotional trials and higher information technology costs.

The following tables reconcile the results reported by SIRIUS XM, used for comparison purposes above to understand their operations, to the results reported by Liberty for the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014		
	As reported by SIRIUS XM	Purchase Accounting Adjustments	As reported by Liberty
Subscriber revenue	$ 3,554	(40)	3,514
Other revenue	627	—	627
Total revenue	4,181	(40)	4,141
Operating expenses (excluding stock-based compensation included below):			
Cost of subscriber services	(1,592)	42	(1,550)
Subscriber acquisition costs	(493)	—	(493)
Other operating expenses	(54)	—	(54)
Selling, general and administrative expenses	(578)	—	(578)
Adjusted OIBDA	1,464	2	1,466
Stock-based compensation	(78)	(70)	(148)
Depreciation and amortization	(266)	(48)	(314)
Operating income	$ 1,120	(116)	1,004

	Year ended December 31, 2013			
	As reported by SIRIUS XM	Purchase Accounting Adjustments	Elimination for Equity Method Accounting (17 days)	As reported by Liberty
Subscriber revenue	$ 3,285	(8)	(146)	3,131
Other revenue	514	—	(20)	494
Total revenue	3,799	(8)	(166)	3,625
Operating expenses (excluding stock-based compensation included below):				
Cost of subscriber services	(1,380)	12	60	(1,308)
Subscriber acquisition costs	(496)	(15)	20	(491)
Other operating expenses	(51)	—	3	(48)
Selling, general and administrative expenses	(505)	(6)	22	(489)
Adjusted OIBDA	1,367	(17)	(61)	1,289
Stock-based compensation	(69)	(67)	3	(133)
Depreciation and amortization	(253)	(37)	12	(278)
Operating income	$ 1,045	(121)	(46)	878

F-20

Quantitative and Qualitative Disclosures about Market Risk. We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks. We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2014, our debt is comprised of the following amounts: Variable rate debt Fixed rate debt Principal Weighted avg Principal Weighted avg amount interest rate amount interest rate dollar amounts in millions SIRIUS XM $ 380 2.4% $ 4,163 5.5% Corporate and Other 348 1.9% 1,000 1.4% The Company is exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models. At December 31, 2014, the fair value of our AFS equity securities was $816 million. Had the market price of such securities been 10% lower at December 31, 2014, the aggregate value of such securities would have been $82 million lower. Additionally, our stock in Live Nation (an equity method affiliate) is a publicly traded security which is not reflected at fair value in our balance sheet. This security is also subject to market risk that is not directly reflected in our financial statements. Financial Statements and Supplementary Data. The consolidated financial statements of Liberty Media Corporation are filed under this Item, beginning on Page F- 25. The financial statement schedules required by Regulation S-X are filed under Item 15 of this Annual Report on Form 10-K. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None.

Controls and Procedures. In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the "Executives"), of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. See page F-23 for Management's Report on Internal Control Over Financial Reporting. See page F-24 for Report of Independent Registered Public Accounting Firm for their attestation regarding our internal control over financial reporting. There has been no change in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Other Information. None.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Liberty Media Corporation's (the "Company") management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a - 15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2014, using the criteria in Internal Control-Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation the Company's management believes that, as of December 31, 2014, its internal control over financial reporting is effective. The Company's independent registered public accounting firm audited the consolidated financial statements and related disclosures in the Annual Report on Form 10-K and have issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page F-24 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty Media Corporation: We have audited Liberty Media Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Liberty Media Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Liberty Media Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2014, and our report dated February 26, 2015 expressed an unqualified opinion on those consolidated financial statements. /s/ KPMG LLP Denver, Colorado February 26, 2015

Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty Media Corporation: We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Media Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liberty Media Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. /s/ KPMG LLP Denver, Colorado February 26, 2015

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets December 31, 2014 and 2013 2014 2013 amounts in millions Assets Current assets: Cash and cash equivalents $ 681 1,088 Trade and other receivables, net 235 206 Short term marketable securities (note 6) 199 15 Deferred income tax assets (note 11) 931 916 Other current assets 298 269 Total current assets 2,344 2,494 Investments in available-for-sale securities and other cost investments (note 7) 816 1,324 Investments in affiliates, accounted for using the equity method (note 8) 851 3,299 Property and equipment, at cost 2,257 2,149 Accumulated depreciation (501) (341) 1,756 1,808 Intangible assets not subject to amortization (note 9) Goodwill 14,345 14,365 FCC licenses 8,600 8,600 Other 1,073 1,073 24,018 24,038 Intangible assets subject to amortization, net (note 9) 1,096 1,200 Other assets, at cost, net of accumulated amortization 326 379 Total assets $ 31,207 34,542 (continued) See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (Continued) December 31, 2014 and 2013 2014 2013 amounts in millions Liabilities and Equity Current liabilities: Accounts payable and accrued liabilities $ 712 670 Current portion of debt (note 10) 257 777 Deferred revenue 1,641 1,575 Other current liabilities 40 150 Total current liabilities 2,650 3,172 Long-term debt, including $990 million and $1,002 million measured at fair value, respectively (note 10) 5,595 4,778 Deferred income tax liabilities (note 11) 2,438 2,312 Other liabilities 348 398 Total liabilities 11,031 10,660 Stockholders' equity (notes 12,14 and 16): Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued — — Series A common stock, $.01 par value. Authorized 2,000,000,000 shares; issued and outstanding 104,505,449 and 104,421,488 shares at December 31, 2014 and 2013, respectively 1 1 Series B common stock, $.01 par value. Authorized 75,000,000 shares; issued and outstanding 9,873,972 and 9,876,178 shares at December 31, 2014 and 2013, respectively — — Series C common stock, $.01 par value. Authorized 2,000,000,000 shares; issued and outstanding 228,781,948 shares at December 31, 2014 and retroactive issued and outstanding 228,595,332 shares at December 31, 2013 2 2 Additional paid-in capital — 2,215 Accumulated other comprehensive earnings (loss), net of taxes (21) 4 Retained earnings 11,416 11,859 Total stockholders' equity 11,398 14,081 Noncontrolling interests in equity of subsidiaries 8,778 9,801 Total equity 20,176 23,882 Commitments and contingencies (note 17) Total liabilities and equity $ 31,207 34,542 See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations

Years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	amounts in millions, except per share amounts		
Revenue:			
Subscriber revenue	$ 3,514	3,131	—
Other revenue	936	871	368
Total revenue	4,450	4,002	368
Operating costs and expenses, including stock-based compensation (note 2):			
Cost of subscriber services (exclusive of depreciation shown separately below):			
Revenue and share royalties	810	679	—
Programming and content	262	243	—
Customer service and billing	373	308	—
Other	135	104	—
Subscriber acquisition costs	493	491	—
Other operating expenses	304	284	230
Selling, general and administrative	873	764	176
Depreciation and amortization	359	315	42
	3,609	3,188	448
Operating income (loss)	841	814	(80)
Other income (expense):			
Interest expense	(255)	(132)	(7)
Dividend and interest income	27	48	76
Share of earnings (losses) of affiliates, net (note 8)	(113)	(32)	1,346
Realized and unrealized gains (losses) on financial instruments, net (note 6)	38	295	230
Gains (losses) on transactions, net (notes 3, 12)	—	7,978	22
Other, net (notes 8, 17)	(77)	(115)	42
	(380)	8,042	1,709
Earnings (loss) from continuing operations before income taxes	461	8,856	1,629
Income tax (expense) benefit (note 11)	(66)	135	(469)
Net earnings (loss) from continuing operations	395	8,991	1,160
Earnings (loss) from discontinued operations, net of taxes (notes 1, 4)	—	—	252
Net earnings (loss)	395	8,991	1,412
Less net earnings (loss) attributable to the noncontrolling interests	217	211	(2)
Net earnings (loss) attributable to Liberty stockholders	$ 178	8,780	1,414
Basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (note 2)	$ 0.52	24.73	3.21
Diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (note 2)	$ 0.52	24.46	3.12
Basic net earnings (loss) attributable to Liberty stockholders per common share (note 2)	$ 0.52	24.73	3.92
Diluted net earnings (loss) attributable to Liberty stockholders per common share (note 2)	$ 0.52	24.46	3.80

See accompanying notes to consolidated financial statements.

F-28

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Statements Of Comprehensive Earnings (Loss) Years ended December 31, 2014, 2013 and 2012 2014 2013 2012 amounts in millions Net earnings (loss) $ 395 8,991 1,412 Other comprehensive earnings (loss), net of taxes: Unrealized holding gains (losses) arising during the period (8) 10 (3) Recognition of previously unrealized (gains) losses on available-for-sale securities, net — (25) (13) Share of other comprehensive earnings (loss) of equity affiliates (9) 4 — Other comprehensive earnings (loss) from discontinued operations — — (1) Other comprehensive earnings (loss) (17) (11) (17) Comprehensive earnings (loss) 378 8,980 1,395 Less comprehensive earnings (loss) attributable to the noncontrolling interests 217 211 (2) Comprehensive earnings (loss) attributable to Liberty stockholders $ 161 8,769 1,397 See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Statements Of Cash Flows Years ended December 31, 2014, 2013 and 2012 2014 2013 2012 amounts in millions (see note 6) Cash flows from operating activities: Net earnings (loss) $ 395 8,991 1,412 Adjustments to reconcile net earnings to net cash provided by operating activities: Earnings from discontinued operations — — (252) Depreciation and amortization 359 315 42 Stock-based compensation 217 193 46 Cash payments for stock-based compensation (29) (2) (19) Excess tax benefit from stock-based compensation (3) (6) (142) Share of (earnings) loss of affiliates, net 113 32 (1,346) Realized and unrealized (gains) losses on financial instruments, net (38) (295) (230) Noncash interest expense (34) (62) (2) Losses (gains) on transactions, net — (7,978) (22) Losses (gains) on dilution of investment in affiliate 78 93 9 Losses (gains) on early extinguishment of debt — 21 — Deferred income tax expense (benefit) 91 (172) 465 Other charges (credits), net 17 (3) (41) Changes in operating assets and liabilities Current and other assets (74) 187 18 Payables and other liabilities 33 (78) 33 Net cash provided (used) by operating activities 1,125 1,236 (29) Cash flows from investing activities: Cash (paid) for acquisitions, net of cash acquired (47) (117) — Cash proceeds from dispositions of investments 247 80 766 Proceeds (payments) from settlement of financial instruments, net (72) (59) (9) Investments in and loans to cost and equity investees (183) (2,585) (1,716) Repayment of loans and other cash receipts from cost and equity investees 42 81 110 Return of investment in equity method affiliate — — 165 Capital expended for property and equipment (194) (207) (16) Purchases of short term investments and other marketable securities (360) (178) (393) Sales of short term investments and other marketable securities 176 229 625 Net (increase) decrease in restricted cash — — 700 Other investing activities, net (20) (8) (8) Net cash provided (used) by investing activities (411) (2,764) 224 Cash flows from financing activities: Borrowings of debt 2,758 5,923 — Repayments of debt (1,936) (2,779) (750) Repurchases of Liberty common stock — (140) (323) Cash provided by the Broadband Spin-Off 259 — — Cash included in exchange transaction — (429) — Shares issued by subsidiary — 21 — Shares repurchased by subsidiary (2,157) (1,602) — Proceeds (payments) from issuances and settlements of financial instruments, net — (299) (54) Issuance of warrants — 170 — Taxes paid in lieu of shares issued for stock-based compensation (48) (51) (181) Excess tax benefit from stock-based compensation 3 6 142 Other financing activities, net — (7) 4 Net cash provided (used) by financing activities (1,121) 813 (1,162) Net cash provided (used) by discontinued operations: Cash provided (used) by operating activities — — 265 Cash provided (used) by investing activities — — (10) Cash provided (used) by financing activities — 550 (5) Change in available cash held by discontinued operations — 650 350 Net cash provided (used) by discontinued operations — 1,200 600 Net increase (decrease) in cash and cash equivalents (407) 485 (367) Cash and cash equivalents at beginning of period 1,088 603 970 Cash and cash equivalents at end of period $ 681 1,088 603 See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statement Of Equity

Years ended December 31, 2014, 2013 and 2012

	Stockholders' equity								
	Preferred Stock	Series A	Series B	Series C	Additional Paid-in Capital	Accumulated other comprehensive earnings	Retained earnings	Noncontrolling interest in equity of subsidiaries	Total equity
	amounts in millions								
Balance at January 1, 2012	$ —	$ 1	$ —	$ 2	$ 3,562	$ 29	$ 1,665	$ (10)	$ 5,249
Net earnings	—	—	—	—	—	—	1,414	(2)	1,412
Other comprehensive loss	—	—	—	—	—	(17)	—	—	(17)
Stock-based compensation	—	—	—	—	68	—	—	—	68
Minimum withholding taxes on net share settlements of stock-based compensation	—	—	—	—	(181)	—	—	—	(181)
Excess tax benefits on stock-based compensation	—	—	—	—	146	—	—	—	146
Stock issued upon exercise of stock options	—	—	—	—	7	—	—	—	7
Series A Liberty stock repurchases	—	—	—	—	(323)	—	—	—	(323)
Non-cash benefit from reversal of contingent liability (note 17)	—	—	—	—	72	—	—	—	72
Other	—	—	—	—	(5)	—	—	4	(1)
Balance at December 31, 2012	—	1	—	2	3,346	12	3,079	(8)	6,432
Net earnings	—	—	—	—	—	—	8,780	211	8,991
Other comprehensive loss	—	—	—	—	—	(11)	—	—	(11)
Stock-based compensation	—	—	—	—	140	—	—	63	203
Minimum withholding taxes on net share settlements of stock-based compensation	—	—	—	—	(51)	—	—	—	(51)
Series A Liberty stock repurchases	—	—	—	—	(140)	—	—	—	(140)
Shares repurchased by subsidiary	—	—	—	—	(160)	—	—	(1,442)	(1,602)
Shares issued by subsidiary	—	—	—	—	(61)	—	—	127	66
Shares acquired in disposition of subsidiary	—	—	—	—	(937)	—	—	—	(937)
Issuance of warrants	—	—	—	—	170	—	—	—	170
Non-controlling interest recognized with acquisition of a controlling interest in a subsidiary	—	—	—	—	—	—	—	10,841	10,841
Distribution to stockholders for the Starz Spin-Off	—	—	—	—	(92)	3	—	9	(80)
Balance at December 31, 2013	—	1	—	2	2,215	4	11,859	9,801	23,882
Net earnings	—	—	—	—	—	—	178	217	395
Other comprehensive loss	—	—	—	—	—	(17)	—	—	(17)
Stock-based compensation	—	—	—	—	135	—	—	67	202
Minimum withholding taxes on net share settlements of stock-based compensation	—	—	—	—	(48)	—	—	—	(48)
Shares repurchased by subsidiary	—	—	—	—	(179)	—	—	(2,004)	(2,183)
Shares issued by subsidiary	—	—	—	—	(27)	—	—	27	—
Shares issued by subsidiary on conversion of bonds	—	—	—	—	(179)	—	—	670	491
Distribution to stockholders for the Broadband Spin-Off	—	—	—	—	(1,912)	(8)	(621)	—	(2,541)
Other	—	—	—	—	(5)	—	—	—	(5)
Balance at December 31, 2014	—	1	—	2	—	(21)	11,416	8,778	20,176

See accompanying notes to consolidated financial statements.

F-31

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2014, 2013 and 2012 (1) Basis of Presentation The accompanying consolidated financial statements of Liberty Media Corporation (formerly named Liberty Spinco, Inc.; see discussion below pertaining to the Starz Spin-Off (defined below)) ("Liberty" or the "Company" unless the context otherwise requires) represent a consolidation of certain media, communications and entertainment related assets and businesses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. In September 2011, Liberty Interactive Corporation ("Liberty Interactive" and formerly named Liberty Media Corporation) completed the split-off of its former wholly-owned subsidiary (then known as Liberty Media Corporation) from its Liberty Interactive tracking stock group (the "Split-Off"). In January 2013, the entity then known as Liberty Media Corporation (now named Starz) spun-off (the “Starz Spin- Off”) its then-former wholly owned subsidiary, now known as Liberty Media Corporation, which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). The transaction was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Due to the relative significance of Liberty to Starz (the legal spinnor) and senior management's continued involvement with Liberty following the Starz Spin-Off, Liberty is being treated as the "accounting successor" to Starz for financial reporting purposes, notwithstanding the legal form of the Starz Spin-Off previously described. Therefore, the historical financial statements of the company formerly known as Liberty Media Corporation continue to be the historical financial statements of Liberty, and Starz, LLC is presented as discontinued operations for all periods prior to the completion of the Starz Spin-Off. Therefore, for purposes of these consolidated financial statements, Liberty is treated as the spinnor for purposes of discussion and as a practical matter for describing all the historical information contained herein. During 2014, Liberty’s board approved the issuance of shares of its Series C common stock to holders of its Series A and Series B common stock, effected by means of a dividend. On July 23, 2014, holders of Series A and Series B common stock as of 5:00 p.m., New York City, time on July 7, 2014, the record date for the dividend, received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. The impact of the Series C common issuance has been reflected retroactively in these consolidated financial statements due to the treatment of the dividend as a stock split for accounting purposes. Additionally, in connection with the Series C common stock issuance and the Broadband Spin-Off (defined below), outstanding Series A common stock warrants have been adjusted. See note 10 for further discussion regarding the warrants. There were 21,085,900 warrants with a strike price of $64.46 outstanding at December 31, 2014. On November 4, 2014, Liberty completed the spin-off to its stockholders common stock of a newly formed company called Liberty Broadband Corporation ("Liberty Broadband") (the “Broadband Spin-Off”). Shares of Liberty Broadband were distributed to the shareholders of Liberty as of a record date of 5:00 p.m., New York City time, on October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc. (“Charter”), (ii) Liberty’s former subsidiary TruePosition, Inc. (“TruePosition”), (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc. ("Time Warner Cable"), (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. Prior to the transaction, Liberty Broadband borrowed funds under margin loans and made a final distribution to Liberty of approximately $300 million in cash. The Broadband Spin-Off is intended to be tax-free to stockholders of Liberty. In the Broadband Spin-Off, record holders of Series A, Series B and Series C common stock received one share of the corresponding series of Liberty Broadband common stock for every four shares of common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. The Company’s former investments in and results of Charter and Time Warner Cable are no longer included in the results of Liberty from the date of the completion of the Broadband Spin-Off forward. Based on the relative significance of TruePosition to Liberty, the Company concluded that discontinued operations presentation of TruePosition is not necessary.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 During August 2014, Liberty Interactive completed the distribution of Liberty TripAdvisor Holdings, Inc. (“Liberty TripAdvisor”) (the “TripAdvisor Spin-Off”). Following the Split-Off, Starz Spin-Off, TripAdvisor Spin-Off and Broadband Spin-Off, Liberty, Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband operate as separate publicly traded companies, none of which has any stock ownership, beneficial or otherwise, in the other. In connection with the Split-Off, Starz Spin-Off, TripAdvisor Spin-Off and Broadband Spin-Off, Liberty entered into certain agreements with Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband, respectively, in order to govern ongoing relationships between the companies and to provide for an orderly transition. These agreements include Reorganization Agreements, Services Agreements, Facilities Sharing Agreements, a Lease Agreement (in the case of the Starz Spin-Off only) and with respect to Starz and Liberty Broadband, Tax Sharing Agreements. The Reorganization, Services and Facilities Sharing Agreements entered into with Liberty Interactive were assigned from Starz to Liberty in connection with the Starz Spin-Off. The Reorganization Agreements provide for, among other things, provisions governing the relationships between Liberty and each of Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband following the Split-Off, Starz Spin-Off, TripAdvisor Spin-Off and Broadband Spin-Off, respectively, including certain cross-indemnities. Pursuant to the Services Agreements, Liberty provides Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband with general and administrative services including legal, tax, accounting, treasury and investor relations support. Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for Liberty Interactive's and Starz's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to each respective company. Liberty TripAdvisor and Liberty Broadband reimburse Liberty for shared services and personnel based on a flat fee. Under the Facilities Sharing Agreements, Liberty shares office space and related amenities with Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband at Liberty's corporate headquarters. Under these various agreements, approximately $15 million, $16 million and $10 million of these allocated expenses were reimbursed to Liberty during the years ended December 31, 2014, 2013 and 2012, respectively. Under the Lease Agreement, Starz leases its corporate headquarters from Liberty. The Lease Agreement with Starz for their corporate headquarters requires a payment of approximately $3 million annually, subject to certain increases based on the Consumer Price Index. The Lease Agreement expires on December 31, 2023 and contains an extension option. The Tax Sharing Agreements provide for the allocation and indemnification of tax liabilities and benefits between Liberty and each of Starz and Liberty Broadband as well as other agreements related to tax matters. Among other things, pursuant to the Tax Sharing Agreements, Liberty has generally agreed to indemnify Starz and Liberty Broadband for taxes and losses resulting from the failure of the Starz Spin-Off and the Broadband Spin-Off, respectively, to qualify for tax-free treatment. However, Starz will be responsible for any such taxes and losses related to the Starz Spin-Off which (i) result primarily from the breach of certain restrictive covenants made by Starz, or (ii) result from Section 355(e) of the Code applying to the Starz Spin-Off as a result of the Starz Spin-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Starz, and Liberty Broadband will be responsible for any such taxes and losses related to the Broadband Spin-Off which (i) result primarily from the breach of certain restrictive covenants made by Liberty Broadband, or (ii) result from Section 355(e) of the Code applying to the Broadband Spin-Off as a result of the Broadband Spin-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Broadband. In February 2014, the IRS and Starz entered into a closing agreement which provides that the Starz Spin-Off qualified for tax-free treatment to Starz and Liberty. In December 2014, the IRS completed its review of the Broadband Spin-Off and notified Liberty that it agreed with the nontaxable characterization of the transaction. Liberty, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the media, communications and entertainment industries primarily in North America. Our significant subsidiaries include Sirius XM Holdings Inc. and the Atlanta National League Baseball Club, Inc. (the "Atlanta Braves" or "ANLBC"). Our significant investment accounted for under the equity method of accounting is Live Nation Entertainment, Inc. ("Live Nation").

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (2) Summary of Significant Accounting Policies Cash and Cash Equivalents Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition. Receivables Receivables are reflected net of an allowance for doubtful accounts and sales returns. Such allowance aggregated $8 million and $4 million at December 31, 2014 and 2013, respectively. Activity in the year ended December 31, 2014 included an increase of $45 million of bad debt charged to expense and $41 million of write-offs. Activity in the year ended December 31, 2013 included an increase of $4 million of bad debt charged to expense and $1 million of write-offs. The amounts charged to bad debt expense and write-offs were less than a million in 2012. Investments All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. U.S. generally accepted accounting principles ("GAAP") permit entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statement of operations (the "fair value option"). Under other relevant GAAP, entities were required to recognize changes in fair value of AFS securities in the balance sheet in accumulated other comprehensive earnings. Liberty has entered into economic hedges for certain of its non-strategic AFS securities (although such instruments are not accounted for as fair value hedges by the Company). Changes in the fair value of these economic hedges are reflected in Liberty's statement of operations as unrealized gains (losses). In order to better match the changes in fair value of the subject AFS securities and the changes in fair value of the corresponding economic hedges in the Company's financial statements, Liberty has elected the fair value option for those of its AFS securities which it considers to be non-strategic ("Fair Value Option Securities"). Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The total value of AFS securities for which the Company has elected the fair value option aggregated $745 million and $1,253 million as of December 31, 2014 and 2013, respectively. Other investments in which the Company's ownership interest is less than 20% and are not considered marketable securities are carried at cost. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag. Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the other, net line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The Company continually reviews its equity investments and its AFS securities which are not Fair Value Securities to determine whether a decline in fair value below the cost basis is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Writedowns for AFS securities which are not Fair Value Option Securities are included in the consolidated statements of operations as other than temporary declines in fair values of investments. Writedowns for equity method investments are included in share of earnings (losses) of affiliates. Derivative Instruments and Hedging Activities All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges. The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Considerable management judgment was required in estimating the Black-Scholes variables. Property and Equipment Property and equipment consisted of the following: Estimated Useful Life December 31, 2014 December 31, 2013 amounts in millions Land NA $ 124 59 Buildings and improvements 10 - 40 years 162 157 Support equipment 3 - 20 years 230 257 Satellite system 2 - 15 years 1,590 1,573 Construction in progress NA 151 103 Total property and equipment $ 2,257 2,149

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives. Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $209 million, $200 million and $23 million, respectively. During the year ended December 31, 2013, SIRIUS XM capitalized expenditures, including interest, of approximately $87 million related to the construction of one of its satellites, which was launched and placed into operation in the fourth quarter of 2013. Intangible Assets Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In evaluating goodwill on a qualitative basis the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. For those reporting units whose carrying value exceeds the fair value, a second test is required to measure the impairment loss (the "Step 2 Test"). In the Step 2 Test, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit with any residual value being allocated to goodwill. The difference between such allocated amount and the carrying value of the goodwill is recorded as an impairment charge. The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Impairment of Long-lived Assets The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. Noncontrolling Interests The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity. Revenue Recognition Revenue is recognized as follows: • Revenue from SIRIUS XM subscribers is recognized as it is realized or realizable and earned. Subscription fees are recognized as SIRIUS XM’s services are provided. Prepaid subscription fees received from certain automakers are recorded as deferred revenue and amortized to revenue ratably over the service period which commences upon retail sale and activation. • SIRIUS XM recognizes revenue from the sale of advertising as the advertising is broadcast. Agency fees are calculated based on a stated percentage applied to gross billing revenue for advertising inventory and are reported as a reduction of advertising revenue. Advertising revenue is recorded gross of revenue share payments made to certain third parties, which are recorded to Revenue share and royalties during the period in which the advertising is broadcast. • Equipment revenue and royalties from the sale of satellite radios, components and accessories are recognized upon shipment, net of discounts and rebates. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are reported as a component of Cost of subscriber services. • Certain revenue arrangements contain multiple products, services and right to use assets, such as SIRIUS XM's bundled subscription plans. The applicable accounting guidance requires that such multiple deliverable revenue arrangements be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Consideration is allocated at the inception of the arrangement to all deliverables based on their relative selling price, which is determined using vendor specific objective evidence of the selling price of self-pay customers. • SIRIUS XM also earns revenue from U.S. Music Royalty Fees, which are recorded as revenue and as a component of Revenue share and royalties expense. Fees received from subscribers for the U.S. Music Royalty Fee are recorded as deferred revenue and amortized to revenue ratably over the service period which coincides with the recognition of the subscriber's subscription revenue. • SIRIUS XM revenue is reported net of any taxes assessed by a governmental authority that is both imposed on, and concurrent with, a specific revenue-producing transaction between a seller and a customer in the consolidated statements of operations. • Revenue for ticket sales, local radio and television rights, signage and suites are recognized on a per game basis during the baseball season based on a pro rata share of total revenue earned during the entire baseball season to the total number of home games during the season. Concession revenue is recognized as commissions are earned from the sale of food and beverage at the stadium in accordance with agreements with the Company's concessions vendors. Major League Baseball (MLB) revenue is earned throughout the year based on an estimate of revenue generated by MLB on behalf of the 30 MLB clubs through the MLB Central Fund and MLB Properties and revenue sharing income or expense.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The new guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a retrospective or cumulative effect transition method. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is currently evaluating the effect that the new standard may have on its revenue recognition and has not yet selected a transition method but does not believe the standard will significantly impact its financial statements and related disclosures. Cost of Subscriber Services Revenue Share SIRIUS XM shares a portion of its subscription revenues earned from subscribers with certain automakers. The terms of the revenue share agreements vary with each automaker, but are typically based upon the earned audio revenue as reported or gross billed audio revenue. Such shared revenue is recorded as an expense and not as a reduction to revenue. Programming Costs Programming costs which are for a specified number of events are amortized on an event-by-event basis; programming costs which are for a specified season or period are amortized over the season or period on a straight-line basis. SIRIUS XM allocates a portion of certain programming costs which are related to sponsorship and marketing activities to Selling, general and administrative expense on a straight-line basis over the term of the agreement. Subscriber Acquisition Costs Subscriber acquisition costs consist of costs incurred to acquire new subscribers and include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to SIRIUS XM service in the sale or lease price of a new vehicle; subsidies paid for chip sets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; product warranty obligations; freight; and provisions for inventory allowance attributable to inventory consumed in SIRIUS XM’s automaker and retail distribution channels. Subscriber acquisition costs do not include advertising costs, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios. Subsidies paid to radio manufacturers and automakers are expensed upon installation, shipment, receipt of product or activation and are included in Subscriber acquisition costs because SIRIUS XM is responsible for providing the service to the customers. Commissions paid to retailers and automakers are expensed upon either the sale or activation of radios. Chipsets that are shipped to radio manufacturers and held on consignment are recorded as inventory and expensed as subscriber acquisition costs when placed into production by radio manufacturers. Costs for chip sets not held on consignment are expensed as subscriber acquisition costs when the automaker confirms receipt. Advertising Costs Advertising expense aggregated $226 million, $181 million and $4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Advertising costs are primarily attributable to costs incurred by SIRIUS XM. Media-related advertising costs are expensed when advertisements air, and advertising production costs are expensed as incurred. These costs are reflected in the Selling, general and administrative expenses line in our consolidated statements of operations.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Stock-Based Compensation As more fully described in note 14, Liberty has granted to its directors, employees and employees of its subsidiaries options, restricted stock and stock appreciation rights ("SARs") to purchase shares of Liberty common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation, a portion of which relates to SIRIUS XM as discussed in note 14: Years ended December 31, 2014 2013 2012 amounts in millions Cost of subscriber services: Programming and content $ 17 15 — Customer service and billing 5 4 — Other 8 7 — Other operating expense 17 14 — Selling, general and administrative 170 153 46 $ 217 193 46 Income Taxes The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Earnings attributable to Liberty Stockholders Per Common Share Net earnings attributable to Liberty stockholders is comprised of the following: Years ended December 31, 2014 2013 2012 amounts in millions Earnings (loss) from continuing operations. $ 178 8,780 1,160 Earnings (loss) from discontinued operations $ — — 254 Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares that were outstanding for the period at the Company. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Series A, Series B and Series C Liberty Common Stock The basic and diluted EPS calculation is based on the following weighted average shares outstanding (WASO) of Liberty's common stock. As discussed in note 1, on July 23, 2014 the Company completed a stock dividend of two shares of Series C common stock for every share of Series A or Series B common stock held as of the record date. Therefore, all prior period outstanding share amounts for purposes of the calculation of EPS have been retroactively adjusted for comparability. Excluded from diluted EPS for the years ended December 31, 2014, 2013 and 2012 are 21 million, 17 million and less than a million potential common shares, respectively, due to warrants issued in connection with the Bond Hedge transaction (see note 10) because their inclusion would be anti-dilutive. Years ended December 31, 2014 2013 2012 number of shares in millions Basic WASO 342 355 361 Potentially dilutive shares 3 4 11 Diluted WASO 345 359 372 Reclasses and adjustments Certain prior period amounts have been reclassified for comparability with the current year presentation. Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) recurring and nonrecurring fair value measurements, (ii) accounting for income taxes, (iii) assessments of other-than-temporary declines in fair value of its investments and (iv) determination of the useful life of SIRIUS XM’s broadcast/transmission system to be its most significant estimates. The Company holds investments that are accounted for using the equity method. The Company does not control the decision making process or business management practices of these affiliates. Accordingly, the Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on the Company's consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (3) Sirius XM Radio, Inc. Transactions On January 18, 2013, Liberty settled a block transaction with a financial institution taking possession of an additional 50 million shares of SIRIUS XM as well as converting its remaining SIRIUS XM Convertible Perpetual Preferred Stock, Series B-1, par value $0.001 per share, into 1,293,509,076 shares of SIRIUS XM Common Stock. As a result of these two transactions Liberty holds more than 50% of the capital stock of SIRIUS XM and is entitled to vote on any matter, including the election of directors. Following the transactions, Liberty designated and SIRIUS XM's board of directors appointed certain directors to SIRIUS XM's board of directors and Liberty effectively controls the board as of January 18, 2013. This resulted in the application of purchase accounting and the consolidation of SIRIUS XM in the first quarter of 2013. Liberty recorded a gain of approximately $7.5 billion in the first quarter of 2013 associated with application of purchase accounting based on the difference between fair value and the carrying value of the ownership interest Liberty had in SIRIUS XM prior to the acquisition of the controlling interest. The gain on the transaction was excluded from taxable income. Additionally, the difference between the book basis and tax basis of SIRIUS XM, as previously accounted for under the equity method, was relieved as a result of the transaction. The fair value of our ownership interest previously held ($10,215 million) and the fair value of the initial noncontrolling interest ($10,286 million) was determined based on the trading price (level 1) of SIRIUS XM on the last trading day prior to the acquisition of the controlling interest. Additionally, the noncontrolling interest includes the fair value of SIRIUS XM's fully vested options (level 2), the fair value of warrants outstanding (level 2) and the intrinsic value of a beneficial conversion feature accounted for in purchase accounting. Following the transaction date SIRIUS XM is a consolidated subsidiary with just less than a 50% noncontrolling interest accounted for in equity and the consolidated statements of operations. Effective November 15, 2013, SIRIUS XM completed a corporate reorganization whereby SIRIUS XM Holdings Inc. replaced Sirius XM Radio Inc. as its publicly held corporation, and Sirius XM Radio Inc. became a wholly-owned subsidiary of SIRIUS XM Holdings Inc. and has no operations independent of its subsidiary SIRIUS XM Radio Inc. The final purchase price allocation for SIRIUS XM is as follows (amounts in millions): Fair value of SIRIUS XM equity interests $ 10,372 Fair value of SIRIUS XM debt securities 253 Noncontrolling interest 10,841 $ 21,466 Cash and cash equivalents $ 569 Receivables 210 Property, plant and equipment 1,714 Goodwill 13,775 FCC Licenses. 8,600 Tradenames 930 Intangible assets subject to amortization 930 Other assets 480 Debt (2,490) Deferred revenue (1,565) Deferred income tax liabilities, net (685) Other liabilities assumed (1,002) $ 21,466 Goodwill is calculated as the excess of the consideration transferred over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships. SIRIUS XM applied purchase accounting for the acquisition of XM Satellite Radio Holdings Inc. in 2008 and has entered into many of its operating

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 agreements at market rates in recent years, therefore, the carrying value of the identifiable assets were reflected at amounts near their fair value in SIRIUS XM's financial statements. Accordingly, a large percentage of Liberty's purchase price was allocated to FCC licenses and goodwill. During the year ended December 31, 2013, Liberty adjusted the initial purchase price allocation for SIRIUS XM by recording a decrease to the initial deferred tax liability and an offsetting decrease to goodwill of $227 million. The adjustment was due to the identification of tax attributes not included in SIRIUS XM's deferred tax assets from excess stock-based compensation deductions. Additionally, during the year ended December 31, 2013, Liberty adjusted the carrying value of certain contract fair values that resulted in a change to the initial purchase price allocation to SIRIUS XM goodwill of $18 million. This change resulted in a change to the recognition of the contract value through the statements of operations in prior periods and has been reflected retroactively in the appropriate periods. These adjustments are reflected in Liberty's final SIRIUS XM purchase price allocation table above. The Pro Forma summarized combined unaudited statement of operations of Liberty using the historical financial statements for SIRIUS XM, giving effect to any purchase accounting related adjustments made at the time of acquisition and excluding the impact of the gain, as if the transactions discussed above occurred on January 1, 2011, is as follows: Year ended December 31, 2012 amounts in millions (unaudited) Revenue $ 3,730 Operating income (loss) $ 686 Interest expense $ (162) Share of earnings (loss) of affiliates $ (21) Less earnings (loss) attributable to the noncontrolling interests $ 1,736 Net Earnings (loss) from continuing operations attributable to Liberty stockholders $ 2,052 Pro Forma basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (note 2) $ 5.68 Pro Forma diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (note 2) $ 5.52 This Pro Forma information is not representative of Liberty's future financial position, future results of operations or future cash flows nor does it reflect what Liberty's financial position, results of operations or cash flows would have been as if this transaction happened previously and Liberty controlled this entity during the periods presented. On October 9, 2013, Liberty entered into a share repurchase agreement with SIRIUS XM pursuant to which SIRIUS XM agreed to acquire 136,600,826 SIRIUS XM shares for $500 million, in three separate tranches between the fourth quarter of 2013 and second quarter of 2014, at a price of $3.6603 per share (which was based on a 1.5% discount to the average of the daily volume weighted average price (VWAP) per share of SIRIUS XM common stock over a period of ten days beginning on the third trading day following the date of the public release of SIRIUS XM's third quarter 2013 earnings subject to a cap on the average VWAP of $4.18 and a floor on the average VWAP of $3.64). The repurchase of shares approximated 2% of the outstanding shares of SIRIUS XM on an as adjusted basis as the shares were retired at the SIRIUS XM level. The first tranche of shares in the amount of 43,712,265 was repurchased on November 14, 2013. The final two tranches were settled on April 25, 2014 for total proceeds of $340 million. The retirement of SIRIUS XM shares on a consolidated basis did not significantly impact the consolidated results as it only required an adjustment to noncontrolling interest as the shares were repurchased and retired. Liberty continues to maintain a controlling interest in SIRIUS XM following the completion of the share repurchases.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 On November 4, 2013, SIRIUS XM announced the completion of the acquisition of Agero, Inc. ("Agero"), pursuant to a stock purchase agreement in which SIRIUS XM agreed to acquire the connected vehicle business of Agero for an aggregate purchase price of approximately $525 million, net of cash acquired. Agero's connected vehicle business is a leader in implementing the next generation of connected vehicle services. The business offers a portfolio of location-based services through two-way wireless connectivity, including safety, security, convenience, maintenance and data services and remote vehicle diagnostics. The excess purchase price over identifiable net tangible assets of $390 million has been recorded to Goodwill in our consolidated balance sheets as of December 31, 2013. A total of $247 million was allocated to identifiable intangible assets subject to amortization related to the assessed fair value of the acquired OEM relationships and proprietary software and is being amortized over the estimated weighted average useful lives of 15 and 10 years, respectively. Pro forma financial information related to this acquisition has not been provided as it is not material to our consolidated results of operations. In May 2014, SIRIUS XM entered into an accelerated share repurchase agreement ("May ASR agreement") with a third-party financial institution to repurchase up to $600 million of its common stock. Under the May ASR agreement SIRIUS XM prepaid $600 million to a financial institution and received an initial delivery of 112,500,000 shares of its common stock and final delivery, during August 2014, of 39,346,125 shares of its common stock. Approximately $94 million of the prepaid May ASR Agreement was returned upon the final settlement. In August 2014, SIRIUS XM entered into another accelerated share repurchase agreement (“August ASR Agreement” and together with the May ASR Agreement, the “ASR Agreements”) to repurchase up to $250 million of its common stock. Under the August ASR Agreement SIRIUS XM prepaid $250 million and received 51,884,795 shares of its common stock prior to September 30, 2014 which were retired upon receipt. The August ASR Agreement settled in October 2014 and SIRIUS XM retired an additional 19,431,708 shares of its common stock. As of December 31, 2014, we owned approximately 56% of the outstanding equity interest in SIRIUS XM. (4) Discontinued Operations As discussed in note 1, the Starz Spin-Off was completed on January 11, 2013. At the time of the Starz Spin-Off, Liberty owned all of its assets, businesses and liabilities except for Starz. This transaction has been accounted for at historical cost due to the pro rata nature of the distribution. Additionally, due to the short period between the end of the year and the distribution date Liberty did not record any results for Starz in discontinued operations for the statement of operations due to the insignificance of such amounts for that period except for the distribution of approximately $1.2 billion of cash from Starz prior to the distribution reflected in the consolidated statements of cash flows. Following the Starz Spin-Off, Liberty and Starz operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. As discussed in note 1, in connection with the Spin-Off, Liberty and Starz entered into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Spin-Off and to provide for an orderly transition. The consolidated financial statements and accompanying notes of Liberty have been prepared to reflect Starz as discontinued operations. Accordingly, the relevant financial statement balances and activities of the businesses, assets and liabilities owned by Starz at the time of Starz Spin-Off (for periods prior to the Starz Spin-Off) have been excluded from the respective captions in the accompanying consolidated statements of operations, comprehensive earnings and cash flows in such consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

Certain combined financial information for Starz, which is included in earnings (loss) from discontinued operations, is as follows:

		Year ended December 31, 2012
		amounts in millions
Revenue	$	1,631
Earnings (loss) before income taxes	$	383

Earnings per share impact of discontinued operations

The earnings per share from discontinued operations, discussed above, is as follows:

		Year ended December 31, 2012
Basic earnings (losses) from discontinued operations attributable to Liberty shareholders per common share (note 2)	$	0.71
Diluted earnings (losses) from discontinued operations attributable to Liberty shareholders per common share (note 2)	$	0.68

As discussed in note 1, Liberty completed the Broadband Spin-Off on November 4, 2014. As of the date of the completion of the Broadband Spin-Off, the Company's former investments in and results of Charter and Time Warner Cable are no longer included in the results of Liberty. Based on the relative significance of TruePosition to Liberty, the Company concluded that discontinued operations presentation of TruePosition is not necessary. However, the tables below include historical financial information of TruePosition to illustrate the historical impact of the Broadband Spin-Off on Liberty's financial statements.

Financial information for TruePosition, which is included in the consolidated statements of operations, is as follows:

		Years ended December 31,		
		2014	2013	2012
		amounts in millions		
Revenue	$	57	77	83
Earnings (loss) before income taxes	$	(6)	1	6
Net earnings (loss) attributable to Liberty Stockholders	$	(8)	2	3

F-44

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 A summary of certain asset and liability amounts for TruePosition, which is included in the consolidated balance sheets, is as follows: December 31, 2013 Assets amounts in millions Cash and cash equivalents $ 9 Other current assets $ 7 Deferred tax asset $ 33 Goodwill $ 11 Other assets $ 20 Liabilities Accounts payable and accrued liabilities $ 9 Deferred revenue $ 39 Other liabilities $ 3 (5) Supplemental Disclosures to Consolidated Statements of Cash Flows Years ended December 31, 2014 2013 2012 amounts in millions Cash paid for acquisitions: Fair value of assets acquired $ 1 2,586 — Intangibles not subject to amortization 24 23,694 — Intangibles subject to amortization 36 1,177 — Net liabilities assumed (12) (5,367) — Deferred tax liabilities (2) (760) — Fair value of previously held ownership interest — (10,372) — Noncontrolling interest — (10,841) — Cash paid for acquisitions, net of cash acquired $ 47 117 — Cash paid for exchange transaction: Fair value of Liberty Series A common stock received $ — 937 — Carrying value of business deconsolidated — (19) — Cash held by business deconsolidated — 12 — Gain on transaction — (496) — Tax impact of transaction — (5) — Net cash paid for exchange transaction $ — 429 — Stock repurchased by subsidiary not yet settled $ 26 — — Cash paid for interest. $ 232 144 3 Cash paid (received) for income taxes $ 20 (75) 129

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

(6) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

Liberty's assets and liabilities measured at fair value are as follows:

	December 31, 2014			December 31, 2013		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
			amounts in millions			
Cash equivalents	$ 507	507	—	859	859	—
Short term marketable securities	$ 199	—	199	15	15	—
Available-for-sale securities	$ 769	691	78	1,293	978	315
Financial instrument assets	$ 305	96	209	397	—	397
Debt	$ 990	—	990	1,002	—	1,002

The majority of Liberty's Level 2 financial instruments are debt related instruments and derivative instruments. The Company notes that these assets are not always traded publicly or not considered to be traded on "active markets," as defined in GAAP. The fair values for such instruments are derived from a typical model using observable market data as the significant inputs. The fair value of debt related instruments are based on quoted market prices but not considered to be traded on "active markets," as defined by GAAP. Accordingly, those available-for-sale securities, financial instruments and debt related instruments are reported in the foregoing table as Level 2 fair value. The financial instrument assets included in the table above are included in the Other assets, net of accumulated amortization line item in the consolidated balance sheets.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following (amounts in millions):

	Years ended December 31,		
	2014	2013	2012
Fair Value Option Securities	$ 80	306	310
Cash convertible notes (a)	12	(17)	—
Change in fair value of bond hedges (a)	(89)	(1)	—
Other derivatives (b)(c)	35	7	(80)
	$ 38	295	230

(a) Liberty issued $1 billion of cash convertible notes in October 2013 which are accounted for at fair value (Level 2), as elected by Liberty at the time of issuance. Contemporaneously with the issuance of the convertible notes, Liberty entered into privately negotiated cash convertible note hedges, which are expected to offset potential cash payments Liberty would be required to make in excess of the principal

F-46

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 amount of the convertible notes, upon conversion of the notes. The bond hedges are marked to market based on the trading price of underlying securities and other observable market data as the significant inputs (Level 2). See note 10 for additional discussion of the convertible notes and the bond hedges. (b) Derivatives, including Charter warrants (as discussed in note 8), are marked to market based on the trading price of underlying securities and other observable market data as the significant inputs (Level 2). (c) During September 2014, Liberty entered into a forward contract to acquire up to 15.9 million shares of Live Nation common stock. The contract expires during March 2015. The counterparty has acquired 8.6 million shares of Live Nation common stock through December 31, 2014 at a volume weighted average share price of $23.40 per share. Upon expiration of the contract, Liberty has the option to cash settle the contract. (7) Investments in Available-for-Sale Securities and Other Cost Investments All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statement of operations. The Company previously had entered into economic hedges for certain of its non-strategic AFS securities (although such instruments were not accounted for as fair value hedges by the Company). Changes in the fair value of those economic hedges were reflected in the Company's statement of operations as unrealized gains (losses). In order to better match the changes in fair value of the subject AFS securities and the changes in fair value of the corresponding economic hedges in the Company's financial statements, the Company has elected to account for those of its AFS securities which it considers to be non-strategic ("Fair Value Option Securities") at fair value. Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gains (losses) on financial instruments in the accompanying consolidated statements of operations. Investments in AFS securities, including Fair Value Option Securities separately aggregated, and other cost investments are summarized as follows: December 31, 2014 December 31, 2013 amounts in millions Fair Value Option Securities Time Warner Inc. (a) $ 363 297 Time Warner Cable (a)(b) — 320 Viacom, Inc. (a) 273 317 Barnes & Noble, Inc. (c) 27 255 Other equity securities 55 37 Other debt securities 27 27 Total Fair Value Option Securities 745 1,253 AFS and cost investments Live Nation debt securities 24 24 Other AFS and cost investments 47 47 Total AFS and cost investments 71 71 $ 816 1,324 (a) See note 10 for details regarding the number and fair value of shares pledged as collateral pursuant to certain margin loan agreements as of December 31, 2014 and 2013. (b) As discussed in note 1, Liberty’s former investment in Time Warner Cable was spun off to stockholders as part of the Broadband Spin-Off, which was completed on November 4, 2014.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (c) In April 2014 Liberty reduced its overall ownership interest in Barnes & Noble, Inc. to less than 2% through the sale of approximately 90% of the preferred stock held by Liberty as of such date for $247 million in proceeds. Unrealized Holding Gains and Losses Unrealized holding gains and losses related to investments in AFS securities are summarized below. December 31, 2014 December 31, 2013 Equity Debt Equity Debt securities securities securities securities amounts in millions Gross unrealized holding gains $ — — 6 1 Gross unrealized holding losses $ — — — — Liberty reclassified approximately $40 million of pre-tax previously unrealized gains in the consolidated statement of operations in gains (losses) on transactions, net during the year ended December 31, 2013 due to the application of purchase accounting and the effective settlement of SIRIUS XM debt securities previously accounted for as availablefor- sale securities through other comprehensive earnings (loss). (8) Investments in Affiliates Accounted for Using the Equity Method Liberty has various investments accounted for using the equity method. The following table includes the Company's carrying amount and percentage ownership and market value (level 1) of the more significant investments in affiliates at December 31, 2014, and the carrying amount at December 31, 2013: December 31, 2014 December 31, 2013 Percentage Market Carrying Carrying ownership Value amount amount dollar amounts in millions Charter (a) NA $ — — 2,395 Live Nation (d)(e) 27% 1,403 396 409 SIRIUS XM Canada (b) 37% 247 237 273 Other various NA 218 222 $ 851 3,299

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

The following table presents the Company's share of earnings (losses) of affiliates:

	Years ended December 31,		
	2014	2013	2012
	amounts in millions		
Charter (a)	$ (94)	(83)	NA
SIRIUS XM (b)(c)	—	8	1,367
Live Nation (d)	(30)	(18)	(45)
SIRIUS XM Canada (b)	5	7	NA
Other	6	54	24
	$ (113)	(32)	1,346

(a) As discussed below, Liberty acquired its interest in Charter during May 2013 for approximately $2.6 billion. Our share of losses related to Charter included $60 million and $51 million of losses due to the amortization of the excess basis of our investment during the years ended December 31, 2014 and 2013, respectively. As discussed in note 1, Liberty's investment in Charter was spun off to stockholders as part of the Broadband Spin-Off, which was completed on November 4, 2014.

(b) On January 18, 2013, as discussed in note 3, Liberty acquired an additional 50 million common shares and acquired a controlling interest in SIRIUS XM and as a result consolidates SIRIUS XM as of such date. SIRIUS XM has an investment in SIRIUS XM Canada that was recorded at fair value in purchase accounting. See discussion below of SIRIUS XM Canada.

(c) SIRIUS XM recognized a $3.0 billion tax benefit during the year ended December 31, 2012. SIRIUS XM recorded the tax benefit as the result of significant positive evidence that a valuation allowance was no longer necessary for its recorded deferred tax assets. The Company recognized its portion of this benefit ($1,229 million) based on our ownership percentage at the time of the recognition of the deferred tax benefit by SIRIUS XM.

(d) During the year ended December 31, 2014, Liberty acquired an additional 1.7 million shares of Live Nation for approximately $39 million. During the year ended December 31, 2013, Liberty acquired an additional 1.7 million shares of Live Nation for approximately $19 million. During the year ended December 31, 2012, Liberty acquired approximately 11 million shares of Live Nation for $107 million.

(e) See note 10 for details regarding the number and fair value of shares pledged as collateral pursuant to certain margin loan agreements as of December 31, 2014.

SIRIUS XM Canada

In the acquisition of SIRIUS XM, Liberty acquired an interest in SIRIUS XM Canada which SIRIUS XM accounts for as an equity method affiliate. Liberty recognized the investment at fair value, based on the market price per share (level 1), on the date of acquisition.

In 2005, SIRIUS XM entered into agreements to provide SIRIUS XM Canada with the right to offer SIRIUS XM satellite radio service in Canada. The agreements have an initial ten year term and Sirius XM Canada has the unilateral option to extend the agreements for an additional five year term. SIRIUS XM receives a percentage-based royalty for certain types of subscriber fees earned by SIRIUS XM Canada each month for its basic service and an activation fee for each gross activation of a SIRIUS XM Canada subscriber on the satellite radio system. SIRIUS XM Canada is obligated to pay SIRIUS XM a total of $70 million for the rights to broadcast and market National Hockey League ("NHL") games for a ten year term. SIRIUS XM recognizes these payments on a gross basis as a principal obligor. The estimated fair value of deferred revenue from SIRIUS XM Canada as of the acquisition date was approximately $21 million, which is amortized on a straight-line basis through 2020, the end of the expected term of the agreements. SIRIUS XM provides programming and chipsets as well other services and SIRIUS XM Canada reimburses SIRIUS XM for such costs. At December 31, 2014,

F-49

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

SIRIUS XM has approximately $7 million and $18 million in related party assets and liabilities, respectively, related to these agreements described above with SIRIUS XM Canada which are recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. At December 31, 2013, SIRIUS XM has approximately $10 million and $21 million in related party assets and liabilities, respectively, related to these agreements described above with SIRIUS XM Canada which are recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. Additionally, SIRIUS XM recorded approximately $50 million and $49 million in revenue for the years ended December 31, 2014 and 2013, respectively, associated with these various agreements in the other revenue line in the consolidated statements of operations. SIRIUS XM Canada declared and paid dividends to SIRIUS XM of $43 million and $17 million during the years ended December 31, 2014 and 2013, respectively.

Charter Communications, Inc.

In May 2013, Liberty completed a transaction with investment funds managed by, or affiliated with, Apollo Management, Oaktree Capital Management and Crestview Partners to acquire approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase and a price per share of $95.50. Liberty accounted for the investment in Charter as an equity method affiliate based on the ownership interest obtained and the board seats held by Liberty appointed individuals. Liberty funded the purchase with a combination of cash of approximately $1.2 billion on hand and new margin loan arrangements on approximately 20.3 million Charter common shares, approximately 720 million SIRIUS XM common shares, approximately 8.1 million Live Nation common shares and a portion of Liberty's available for sale securities. Liberty allocated the purchase price between the shares of common stock and the warrants acquired in the transaction by determining the fair value of the publicly traded warrants and allocating the remaining balance to the shares acquired, which resulted in an excess basis in the investment of $2.5 billion. The excess basis was primarily allocated to franchise fees, customer relationships, debt and goodwill based on a valuation of Charter's assets and liabilities. During the years ended December 31, 2014 and 2013, the Company recognized $72 million and $93 million, respectively, in losses in its investment in Charter shares and warrants due to warrant and stock option exercises at Charter below Liberty's book basis per share. Dilution losses are included in the other, net line in the accompanying consolidated statements of operations. As discussed in note 1, Liberty's investment in Charter was spun off to stockholders as part of the Broadband Spin-Off, which was completed on November 4, 2014. Liberty ceased recording the results of Charter in its financial statements as of the date of the completion of the Broadband Spin-Off.

(9) Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill are as follows:

	SIRIUS XM	Other	Total
Balance at January 1, 2013	NA	200	200
Acquisitions (a)	$ 14,165	—	14,165
Balance at December 31, 2013	14,165	200	14,365
Acquisitions (b)	—	24	24
Broadband Spin-Off	—	(46)	(46)
Other	—	2	2
Balance at December 31, 2014	$ 14,165	180	14,345

(a) The increase to SIRIUS XM goodwill was the result of the acquisition of a controlling interest in SIRIUS XM in January 2013 and SIRIUS XM's acquisition of Agero in November 2013, see note 3 for further discussion.

(b) TruePosition made an acquisition during the year ended December 31, 2014.

F-50

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

Other intangible assets not subject to amortization, not separately disclosed, are tradenames ($930 million) at December 31, 2014 and 2013 and franchise rights owned by ANLBC ($143 million) as of December 31, 2014 and 2013. We identified these assets as indefinite life intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are used and the effects of obsolescence on their use. SIRIUS XM's FCC licenses are currently scheduled to expire in 2017, 2018, 2021 and 2022. Prior to expiration, SIRIUS XM is required to apply for a renewal of its FCC licenses. The renewal and extension of its licenses is reasonably certain at minimal cost, which is expensed as incurred. Each of the FCC licenses authorizes SIRIUS XM to use the broadcast spectrum, which is a renewable, reusable resource that does not deplete or exhaust over time.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	December 31, 2014			December 31, 2013		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	amounts in millions					
Customer relationships	$ 838	(122)	716	838	(65)	773
Licensing agreements	316	(52)	264	316	(22)	294
Other	462	(346)	116	433	(300)	133
Total	$ 1,616	(520)	1,096	1,587	(387)	1,200

Customer relationships are amortized over 10-15 years and licensing agreements are amortized over 15 years. Amortization expense was $150 million, $115 million and $19 million for the years ended December 31, 2014, 2013 and 2012, respectively. Based on its amortizable intangible assets as of December 31, 2014, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions):

2015	$ 158
2016	$ 137
2017	$ 105
2018	$ 95
2019	$ 96

F-51

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

(10) Debt

Debt is summarized as follows:

	Outstanding Principal December 31, 2014	Carrying value December 31, 2014	Carrying value December 31, 2013
	amounts in millions		
Corporate level notes and loans:			
Liberty 1.375% Cash Convertible Notes due 2023	$ 1,000	990	1,002
Margin loans	250	250	920
Subsidiary notes and loans:			
SIRIUS XM 7% Exchangeable Senior Subordinated Notes due 2014	—	—	520
SIRIUS XM 5.875% Senior Notes due 2020	650	644	643
SIRIUS XM 5.75% Senior Notes due 2021	600	595	594
SIRIUS XM 5.25% Senior Secured Notes due 2022	400	407	407
SIRIUS XM 4.25% Senior Notes due 2020	500	496	494
SIRIUS XM 4.625% Senior Notes due 2023	500	495	495
SIRIUS XM 6% Senior Notes due 2024	1,500	1,484	—
SIRIUS XM Credit Facility	380	380	460
Other subsidiary debt	111	111	20
Total debt	$ 5,891	5,852	5,555
Less debt classified as current		(257)	(777)
Total long-term debt		$ 5,595	4,778

Liberty 1.375% Cash Convertible Notes due 2023

On October 17, 2013 Liberty issued $1 billion aggregate principal amount of 1.375% Cash Convertible Senior Notes due 2023 ("Convertible Notes"). The Convertible Notes will mature on October 15, 2023 unless earlier repurchased by us or converted. Interest on the Convertible Notes is payable semi-annually in arrears on April 15 and October 15 of each year at a rate of 1.375% per annum. All conversion of the Convertible Notes will be settled solely in cash, and not through the delivery of any securities. The initial conversion rate for the Convertible Notes was 5.5882 shares of Liberty Series A common stock per $1,000 principal amount of Convertible Notes, which was equivalent to an initial conversion price of $178.95 per share of Liberty Series A common stock. During the year ended December 31, 2014, in connection with the issuance of Liberty Series C common stock and the Broadband Spin-Off, as discussed in note 1, the conversion rate was adjusted to 21.0859 shares of Liberty Series A common stock per $1,000 principal amount of Convertible Notes and an adjusted conversion price of $47.43 per share of Liberty Series A common stock. Holders of the Convertible Notes may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date of the notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ending December 31, 2013, if the last reported sale price of our Series A common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the notes on the last day of such preceding fiscal quarter; (2) during the five day period after any five consecutive trading day period, which we refer to as the measurement period, in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our Series A common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate transactions. Liberty has elected to account for this instrument using the fair value option. Accordingly, changes in the fair value of this instrument are recognized as unrealized gains (losses) in the statements of operations. As of December 31, 2014, the Convertible Notes are classified as a long term liability in the consolidated balance sheets, as the conversion conditions have not been met as of such date.

F-52

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Additionally, contemporaneously with the issuance of the Convertible Notes, Liberty entered into privately negotiated cash convertible note hedges and purchased call options (the “Bond Hedge Transaction”). The Bond Hedge Transaction covered approximately 5,588,200 shares of Liberty Series A common stock, subject to anti-dilution adjustments pertaining to the Convertible Notes, which was equal to the number of shares of Liberty Series A common stock that initially underlying the Convertible Notes. The Bond Hedge Transaction is expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the Liberty Series A common stock, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, is greater than the strike price of $178.95 per share of Liberty Series A common stock, which corresponded to the initial conversion price of the Convertible Notes. During the year ended December 31, 2014, in connection with the issuance of Liberty Series C common stock and the Broadband Spin-Off, as discussed in note 1, the number of shares covered by the Bond Hedge Transaction was adjusted to 21,085,900 shares of Liberty Series A common stock and the strike price was adjusted to $47.43 per share of Liberty Series A common stock, which corresponds to the adjusted conversion price of the Convertible Notes. Liberty paid approximately $299 million for the Bond Hedge Transaction. The bond hedge expires on October 15, 2023 and is included in other long-term assets as of December 31, 2014 and 2013 in the accompanying consolidated balance sheets, with changes in the fair value recorded in the Unrealized gains (losses) on financial instruments, net line item of the statements of operations. Concurrently with the Convertible Notes and Bond Hedge Transaction, Liberty also entered into separate privately negotiated warrant transactions under which Liberty sold warrants relating to the same number of shares of common stock as underlie the Bond Hedge Transaction, subject to anti-dilution adjustments. The warrant transactions may have a dilutive effect with respect to the Liberty Series A common stock to the extent that the price of the Liberty Series A common stock exceeds the strike price of the warrant transactions and warrant transactions are settled with shares of Liberty Series A common stock. The first expiration date of the warrants is January 16, 2024 and expire over a period covering 81 days thereafter. Liberty may elect to settle its delivery obligation under the warrant transactions with cash. Liberty received approximately $170 million in proceeds for the sale of warrants. The issuance of the warrants were recorded as a component of Additional paid-in capital. The strike price of the warrants was initially $255.64 per share of Liberty Series A common stock. In connection with the Series C common stock issuance and the Broadband Spin-Off during the current year, as discussed in note 1, the number of warrants outstanding was adjusted to 21,085,900 with a strike price of $64.46 per share. The net proceeds from these transactions of $871 million will be used for general corporate purposes and approximately $200 million was used to pay down a portion of the revolving credit facility under the margin loans. Margin Loans During the year ended December 31, 2013, in connection with Liberty's acquisition of Charter common stock and warrants, as discussed in note 8, Liberty, through certain of its wholly-owned subsidiaries, entered into three different margin loans with various financial institutions (“lender parties”) in order to fund the purchase. Each agreement contains language that indicates that Liberty, as borrower and transferor of underlying shares as collateral, has the right to exercise all voting, consensual and other powers of ownership pertaining to the transferred shares for all purposes, provided that Liberty agrees that it will not vote the shares in any manner that would reasonably be expected to give rise to transfer or other certain restrictions. Similarly, the loan agreements indicate that no lender party shall have any voting rights with respect to the shares transferred, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreements. The margin loans consist of the following: $1 Billion Margin Loan due 2015 On April 30, 2013, Liberty Siri MarginCo, LLC, a wholly owned subsidiary of Liberty, entered into a margin loan agreement whereby Liberty Siri MarginCo, LLC borrowed $250 million pursuant to a term loan and $450 million pursuant

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 to a revolving credit facility with various lender parties. Shares of common stock of certain of the Company’s equity affiliates and cost investments were pledged as collateral pursuant to this agreement. Borrowings under this agreement were due October 31, 2014 and bore interest equal to the three-month LIBOR plus a spread, based on the market value of the non-SIRIUS XM shares pledged as collateral pursuant to the agreement. Given the non-SIRIUS XM market value of the eligible pledged shares as of April 30, 2013, the initial interest rate on the loan was LIBOR plus 2%, which did not change since inception. Interest on the term loan was payable on the first business day of each calendar quarter, and interest was payable on the revolving line of credit on the last day of the interest period applicable to the borrowing of which such loan is a part. Additionally, up to $1 billion in loans may be extended under the loan agreement in the form of incremental loans, subject to the satisfaction of certain conditions. During June 2013, Liberty Siri MarginCo, LLC repaid $250 million outstanding under the revolving credit facility. During October 2013, Liberty Siri MarginCo, LLC repaid an additional $200 million outstanding under the revolving credit facility. During October 2014, Liberty refinanced this margin loan arrangement for a similar financial instrument with a term loan of $250 million and a $750 million undrawn line of credit. The term loan and any drawn portion of the revolver will carry an interest rate of LIBOR plus an applicable spread between 1.75% and 2.50% (based on value of collateral) with the undrawn portion carrying a fee of 0.75%. As of December 31, 2014, shares of SIRIUS XM, Live Nation, Time Warner, Inc. and Viacom, Inc. common stock were pledged as collateral pursuant to this agreement. Borrowings outstanding under this margin loan bear interest at a rate of 1.98% per annum at December 31, 2014. The maturity of the new arrangement is October 28, 2015. Other terms of the loan were substantially similar to the previous arrangement. As of December 31, 2014, availability under the revolving line of credit was $750 million. $670 Million Margin Loan due 2015 At closing on May 1, 2013, LMC Cheetah 2, LLC, a wholly owned subsidiary of Liberty, entered into a margin loan agreement with an availability of $670 million pursuant to a term loan with various lender parties ("$670 Million Margin Loan due 2015"). Shares of Charter common stock were pledged as collateral pursuant to this agreement. The $670 Million Margin Loan was due May 1, 2015 and bore interest equal to the three-month LIBOR plus 3.25%, payable on the first day of each of February, May, August and November throughout the term of the loan. As of December 31, 2013, Liberty had fully drawn the $670 Million Margin Loan due 2015. During the year ended December 31, 2014, Liberty fully repaid the $670 Million Margin Loan due 2015 and the shares previously pledged under the loan are no longer pledged as collateral. As of December 31, 2014, the value of shares pledged as collateral pursuant to the $1 billion margin loan due 2015 is as follows: Number of Shares Pledged as Collateral as of Share value as of Investment December 31, 2014 December 31, 2014 amounts in millions SIRIUS XM 150.0 $ 525 Live Nation 12.0 $ 313 Time Warner, Inc. 3.6 $ 309 Viacom, Inc. 3.5 $ 266 Time, Inc. 1.0 $ 13 The outstanding margin loan contains various affirmative and negative covenants that restrict the activities of the borrower. The loan agreement does not include any financial covenants.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 SIRIUS XM Outstanding Debt SIRIUS XM 7% Exchangeable Senior Subordinated Notes due 2014 In August 2008, SIRIUS XM issued $550 million aggregate principal amount of 7% Exchangeable Senior Subordinated Notes due 2014 (the “Exchangeable Notes”). The Exchangeable Notes were exchangeable at anytime at the option of the holder into shares of SIRIUS XM common stock at an exchange rate of 543.1372 shares of common stock per $1,000 principal amount of the notes, which is equivalent to an approximate exchange price of $1.841 per share of common stock. All holders of the Exchangeable Notes converted prior to maturity on December 1, 2014. During the year ended December 31, 2014, $502 million principal amount of the Exchangeable Notes were converted in a non-cash financing transaction, resulting in the issuance of 272,855,859 shares of SIRIUS XM common stock. No loss was recognized as a result of the conversion. In connection with the conversion, Liberty received 5,974,510 shares of SIRIUS XM common stock upon maturity of the Exchangeable Notes. SIRIUS XM 5.25% Senior Secured Notes due 2022 In August 2012, SIRIUS XM issued $400 million aggregate principal amount of 5.25% Senior Secured Notes due 2022 (the “5.25% Notes”). Interest is payable semi-annually in arrears on February 15 and August 15 of each year at a rate of 5.25% per annum. The 5.25% Notes mature on August 15, 2022. Substantially all of SIRIUS XM's domestic whollyowned subsidiaries guarantee SIRIUS XM's obligations under the 5.25% Notes. The premium associated with the 5.25% Notes was recorded in purchase accounting as the difference between fair value and the outstanding principal amount at the date of acquisition. This premium is being amortized over the remaining period to maturity through interest expense. In April 2014, SIRIUS XM entered into a supplemental indenture to the indenture governing the 5.25% Notes pursuant to which SIRIUS XM granted a first priority lien on substantially all of its assets and the guarantors to the holders of the 5.25% Notes. The liens securing the 5.25% Notes are equal and ratable to the liens granted to secure the Credit Facility (as defined and discussed below). SIRIUS XM Senior Secured Revolving Credit Facility In December 2012, SIRIUS XM entered into a five-year senior secured revolving credit facility (the "Credit Facility") with a syndicate of financial institutions for $1,250 million. The Credit Facility is secured by substantially all of SIRIUS XM's assets and the assets of its subsidiaries. The proceeds of loans under the Credit Facility will be used for working capital and other general corporate purposes, including financing acquisitions, share repurchases and dividends. Interest on borrowings is payable on a monthly basis and accrues at a rate based on LIBOR plus an applicable rate. Borrowings outstanding under the Credit Facility as of December 31, 2014 bear interest at a rate of 2.41% per annum. SIRIUS XM is required to pay a variable fee on the average daily unused portion of the Credit Facility which is currently 0.35% per annum and is payable on a quarterly basis. The Credit Facility contains customary covenants, including a maintenance covenant. As of December 31, 2014, availability under the Credit Facility was $870 million. SIRIUS XM Senior Notes Due 2020 and 2023 In May 2013, SIRIUS XM issued $500 million of Senior Notes due 2020 which bear interest at an annual rate of 4.25% and $500 million of Senior Notes due 2023 which bear interest at an annual rate of 4.625%. SIRIUS XM received net proceeds of $989 million from the sale of the notes after deducting commissions, fees and expenses. Interest on the notes is payable semi-annually in arrears on May 15 and November 15 of each year. Substantially all of SIRIUS XM's domestic wholly-owned subsidiaries guarantee SIRIUS XM's obligations under the notes.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 SIRIUS XM 5.75% Senior Notes Due 2021 During August 2013, SIRIUS XM issued $600 million of 5.75% Senior Notes due 2021 ("5.75% Notes"). Interest on the notes is payable semi-annually in arrears on February 1 and August 1 of each year at a rate of 5.75% per annum. Substantially all of SIRIUS XM's domestic wholly-owned subsidiaries guarantee SIRIUS XM's obligations under the notes. The 5.75% Notes were issued for $594 million. SIRIUS XM 5.875% Senior Notes Due 2020 During September 2013, SIRIUS XM issued $650 million of 5.875% Senior Notes Due 2020 ("5.875% Notes"). Interest on the notes is payable semi-annually in arrears on April 1 and October 1 of each year at a rate of 5.875% per annum. Substantially all of SIRIUS XM's domestic wholly-owned subsidiaries guarantee SIRIUS XM's obligations under the notes. The 5.875% Notes were issued for $643 million. SIRIUS XM 6.00% Senior Notes due 2024 In May 2014, SIRIUS XM issued $1.5 billion principal amount of new senior secured notes due 2024 at a discount of $17 million which bear interest at an annual rate of 6.00% ("SIRIUS XM 6.00% Senior Notes due 2024") paid semiannually in January and July. SIRIUS XM intends to use the net proceeds from the offering for general corporate purposes. The notes are recorded net of the remaining unamortized original issue discount. Other subsidiary debt Other subsidiary debt is comprised of SIRIUS XM capital leases and other borrowings at ANLBC. In 2014, ANLBC, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing a Major League Baseball facility and development of a mixed-use complex adjacent to the ballpark. The new facility is expected to cost approximately $672 million and ANLBC expects to spend approximately $50 million in other costs and equipment related to the new ballpark. Funding for the ballpark will be split between ANLBC, Cobb County and Cobb-Marietta Coliseum and Exhibit Hall Authority. Cobb-Marietta Coliseum and Exhibit Hall Authority and Cobb County will be responsible for funding $392 million of ballpark related construction and ANLBC will be responsible for remainder of cost, including cost overruns. Cobb-Marietta Coliseum and Exhibit Hall Authority will issue $368 million in bonds that are expected to close and fund in second half of 2015. In order to maintain an April 2017 opening of ballpark, ANLBC agreed to advance funds to cover project related cost until the Cobb-Marietta Coliseum and Exhibit Hall Authority bonds are funded. ANLBC funding for ballpark initiatives has come from cash reserves and utilization of two credit facilities with a capacity of $250 million. As of December 31, 2014, ANLBC has borrowed approximately $100 million under these two facilities. In addition, ANLBC through affiliated entities and outside development partners are in the process of developing land around the ballpark for a mixed-use complex, that is expected to feature retail, residential, office, hotel and entertainment opportunities. The expected cost for mixed-use development will be $452 million of which affiliated entities will be responsible for approximately $363 million of development cost. Debt Covenants The SIRIUS XM Credit Facility contains certain financial covenants related to SIRIUS XM's leverage ratio. Additionally, SIRIUS XM's Credit Facility and other borrowings contain certain non-financial covenants. As of December 31, 2014, the Company and SIRIUS XM were in compliance with all debt covenants.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Fair Value of Debt The fair value, based on quoted market prices of the same instruments but not considered to be active markets (Level 2), of SIRIUS XM's publicly traded debt securities is as follows (amounts in millions): December 31, 2014 SIRIUS XM 5.875% Senior Notes due 2020 $ 672 SIRIUS XM 5.75% Senior Notes due 2021 $ 619 SIRIUS XM 5.25% Senior Secured Notes due 2022 $ 421 SIRIUS XM 4.25% Senior Notes due 2020 $ 494 SIRIUS XM 4.625% Senior Notes due 2023 $ 471 SIRIUS XM 6% Senior Notes due 2024 $ 1,545 Due to the variable rate nature of the Credit Facility, margin loans and other debt, the Company believes that the carrying amount approximates fair value at December 31, 2014. Five Year Maturities The annual principal maturities of outstanding debt obligations for each of the next five years is as follows (amounts in millions): 2015 $ 257 2016 $ 4 2017 $ 381 2018 $ 100 2019 $ — (11) Income Taxes Income tax benefit (expense) consists of: Years ended December 31, 2014 2013 2012 amounts in millions Current: Federal $ 18 (45) (7) State and local 7 3 4 Foreign — 5 (1) 25 (37) (4) Deferred: Federal (103) 165 (407) State and local 12 7 (58) Foreign — — — (91) 172 (465) Income tax benefit (expense) $ (66) 135 (469)

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following: Years ended December 31, 2014 2013 2012 amounts in millions Computed expected tax benefit (expense) $ (161) (3,100) (570) Non-taxable gain on book consolidation of SIRIUS XM — 3,054 — Liquidation of consolidated subsidiaries 107 — 101 Non-taxable exchange of subsidiary — 174 — Dividends received deductions 99 46 40 Sale of subsidiary shares to subsidiary treated as a dividend for tax (123) (56) — State and local income taxes, net of federal income taxes (4) 11 (46) Change in valuation allowance affecting tax expense (2) 9 1 Recognition of tax benefits not previously recognized, net 11 — 5 Other, net 7 (3) — Income tax benefit (expense) $ (66) 135 (469) For the year ended December 31, 2014 the significant reconciling items, as noted in the table above, are the result of taxes attributable to our sale of Sirius XM shares to Sirius XM, which is treated as a taxable distribution, but is not recognized for financial statement purposes. In addition, we recognized a benefit on our liquidation of a consolidated partnership investment and the related reduction in the tax basis of the partnership’s assets, which was not recognized for financial statement purposes and a dividends received deduction, primarily attributable to the taxable SIRIUS XM distribution during the year. For the year ended December 31, 2013 the significant reconciling items, as noted in the table above, are the result of a $7.5 billion non-taxable gain on the consolidation of SIRIUS XM on January 18, 2013, as discussed in note 3, and the non-taxable exchange of one of Liberty's consolidated subsidiaries on October 4, 2013, in exchange for Liberty shares (see note 12 for further discussion of this transaction). For the year ended December 31, 2012 the significant reconciling items, as noted in the table above, are the result of a capital loss realized on the taxable liquidation of a consolidated subsidiary. The realized capital loss was approximately $289 million and as a result a $101 million federal tax benefit was recorded that offset federal tax expense from capital gains realized during the year ended December 31, 2012.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below: December 31, 2014 2013 amounts in millions Deferred tax assets: Net operating and capital loss carryforwards $ 2,119 2,487 Accrued stock compensation 127 99 Other accrued liabilities 88 44 Discount on convertible debt — 34 Deferred revenue 678 598 Other future deductible amounts 10 24 Deferred tax assets 3,022 3,286 Valuation allowance (5) (9) Net deferred tax assets 3,017 3,277 Deferred tax liabilities: Investments 229 457 Intangible assets 3,991 3,955 Other 304 261 Deferred tax liabilities 4,524 4,673 Net deferred tax liabilities $ 1,507 1,396 The Company's deferred tax assets and liabilities are reported in the accompanying consolidated balance sheets as follows: December 31, 2014 2013 amounts in millions Current deferred tax liabilities (assets) $ (931) (916) Long-term deferred tax liabilities (assets) 2,438 2,312 Net deferred tax liabilities $ 1,507 1,396 SIRIUS XM's deferred tax assets and liabilities are included in the amounts above although SIRIUS XM's deferred tax assets and liabilities are not offset with Liberty's deferred tax assets and liabilities as SIRIUS XM is not included in the group tax return of Liberty. Liberty's acquisition of a controlling interest in SIRIUS XM's outstanding common stock during January 2013 did not create a change in control under Section 382 of the Internal Revenue Code. The Company's net decrease in the valuation allowance was $4 million in 2014. Of the change in valuation allowance, $2 million was an increase to tax expense and $6 million was a decrease as a result of the Broadband Spin-Off. At December 31, 2014, the Company had federal net operating loss carryforwards for income tax purposes which, if not utilized to reduce taxable income in future periods, will expire between 2017 and 2028, most of which expire between 2024 and 2027. The Company's federal net operating loss carryforwards are primarily attributable to those at the SIRIUS XM level ($5.5 billion). These net operating loss carryforwards are subject to certain limitations and may not be currently utilized. In addition, Liberty currently has $70 million of excess share-based compensation deductions resulting in an approximate gross operating loss carryforward on its tax return of $70 million. Excess tax compensation benefits are recorded off balance sheet until the excess tax benefit is realized through a reduction of taxes payable.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 A reconciliation of unrecognized tax benefits is as follows: December 31, 2014 2013 amounts in millions Balance at beginning of year $ 30 29 Reductions for tax positions of prior years (11) — Lapse in the statute of limitations (17) — Increase in tax positions from acquisition — 1 Balance at end of year $ 2 30 As of December 31, 2014, the Company had recorded tax reserves of $2 million related to unrecognized tax benefits for uncertain tax positions. If such tax benefits were to be recognized for financial statement purposes, less than a million dollars would be reflected in the Company's tax expense and affect its effective tax rate. We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2014 will significantly increase or decrease during the twelve-month period ending December 31, 2015; however, various events could cause our current expectations to change in the future. The Company's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment. As of December 31, 2014, the Company's 2002 through 2010 tax years are closed for federal income tax purposes, and the IRS has completed its examination of the Company's 2011 through 2013 tax years. The Company's tax loss carryforwards from its 2011 through 2013 tax years are still subject to adjustment. The Company's 2014 tax year is being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. Various states are currently examining the Company's prior years state income tax returns. The Company believes its gross unrecognized tax benefits will not decrease within the next twelve months. Sirius XM, which does not consolidate with Liberty for income tax purposes, has federal and certain state income tax audits pending. We do not expect the ultimate disposition of these audits to have a material adverse effect on our financial position or results of operations. As of December 31, 2014, the Company had no accrued interest and penalties recorded related to uncertain tax positions. (12) Stockholders' Equity Preferred Stock Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by Liberty's board of directors. As of December 31, 2014, no shares of preferred stock were issued. Common Stock As discussed in note 1, on July 23, 2014, holders of Series A and Series B common stock received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of July 7, 2014. Liberty's Series A common stock has one vote per share, Liberty's Series B common stock has ten votes per share and Liberty’s Series C common stock has no votes per share. Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 As of December 31, 2014, there were 3.2 million shares of Series A and 9.8 million shares of Series C common stock reserved for issuance under exercise privileges of outstanding stock options. Purchases of Common Stock During the year ended December 31, 2012 the Company repurchased 3,591,271 shares of Series A Liberty common stock for aggregate cash consideration of $323 million under the authorized repurchase program. During the year ended December 31, 2013 the Company repurchased 1,264,550 shares of Series A Liberty common stock for the aggregate cash consideration of $140 million under the authorized repurchase program. Additionally, Liberty obtained shares of Liberty Series A common stock on October 3, 2013, pursuant to a transaction in which a subsidiary of Comcast, Inc. exchanged approximately 6.3 million shares of Liberty's Series A common stock for a newly created subsidiary of Liberty which held Liberty's wholly owned subsidiary Leisure Arts, Inc., approximately $417 million in cash and Liberty's rights in and to a revenue sharing agreement relating to the carriage of CNBC ("CNBC Agreement"). Liberty recorded a gain of approximately $496 million determined based on the difference between the fair value of the shares obtained in the exchange transaction and the carrying value assets and businesses delivered. These exchange shares obtained were done so through special approval from the Company's Board of Directors and was not considered a repurchase of shares under the Company's formal share repurchase program. Liberty treated the transaction as a tax-free exchange. In January 2014, the IRS completed its review of the exchange and notified Liberty that it agreed with the nontaxable characterization of the transaction. There were no repurchases of Liberty common stock made pursuant to the Company’s authorized repurchase program during the year ended December 31, 2014. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. (13) Transactions with Officers and Directors Chief Executive Officer Compensation Arrangement In December 2014, the Compensation Committee (the "Committee") of Liberty approved a compensation arrangement, including term options as discussed in note 14, for its President and Chief Executive Officer (the "CEO"). The arrangement provides for a five year employment term which began on January 1, 2015 and ends December 31, 2019, with an annual base salary of $960,750, increasing annually by 5% of the prior year's base salary, and an annual target cash bonus equal to 250% of the applicable year's annual base salary. The arrangement also provides that, in the event the CEO is terminated for "cause,” he will be entitled only to his accrued base salary and any amounts due under applicable law and he will forfeit all rights to his unvested term options. If, however, the CEO is terminated by Liberty without cause or if he terminates his employment for “good reason," he will be entitled to his accrued base salary, his accrued but unpaid bonus and any amounts due under applicable law, a severance payment of 1.5 times his base salary during the year of his termination, a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination, a payment equal to $17.5 million, and his unvested term options will generally vest pro rata based on the portion of the term elapsed through the termination date plus 18 months and for all vested and accelerated options to remain exercisable until their respective expiration dates. If, however, the CEO terminates his employment without “good reason," he will be entitled to his accrued base salary, his accrued but unpaid bonus and any amounts due under applicable law, a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination, and for his unvested term options to generally vest pro rata based on the portion of the term elapsed through the termination date and all vested and accelerated options to remain exercisable until their respective expiration dates. Lastly, in the case of the CEO's death or his disability, he is entitled to the his accrued base salary, his accrued but unpaid bonus and any

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 amounts due under applicable law, a payment of 1.5 times his base salary during the year of his termination, a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination, a payment equal to $17.5 million, and for his unvested term options to fully vest and for his vested and accelerated term options to remain exercisable until their respective expiration dates. Beginning in 2015, the CEO will receive annual performance-based options to purchase shares of LMCK with a term of 7 years (the “Performance Options”) and performance-based restricted stock units with respect to LMCK (the “Performance RSUs” and together with the Performance Options, the “Performance Awards”) during the employment term. Grants of Performance Awards will be allocated between Liberty and Liberty Interactive. The aggregate target amount to be allocated between Liberty and Liberty Interactive will be $16 million with respect to calendar year 2015, $17 million with respect to calendar year 2016, $18 million with respect to calendar year 2017, $19 million with respect to calendar year 2018 and $20 million with respect to calendar year 2019. Vesting of the Performance Awards will be determined based on satisfaction of performance metrics that will be set by Liberty and Liberty Interactive’s respective compensation committees in the first quarter of each applicable year, except that the CEO will forfeit his unvested Performance Awards if his employment is terminated for any reason before the end of the applicable year, except that the CEO will forfeit his unvested Performance Awards if his employment is terminated for any reason before the end of the applicable year. In addition, Liberty and Liberty Interactive’s compensation committees may grant additional Performance Awards, with a value of up to 50% of the target amount allocated to Liberty for the relevant year (the “Above Target Awards”), and the compensation committees may determine to establish additional performance metrics with respect to such Above Target Awards. Salary compensation related to services provided by the CEO is charged from Liberty to Liberty Interactive, Liberty TripAdvisor and Liberty Broadband pursuant to the Services Agreements with each respective company. Any cash bonus attributable to the performance of Liberty or Liberty Interactive is paid directly by each respective company. Chairman's Employment Agreement On December 12, 2008, the Committee determined to modify its employment arrangements with its Chairman of the Board, to permit the Chairman to begin receiving payments in 2009 in satisfaction of Liberty's obligations to him under two deferred compensation plans and a salary continuation plan. Under one of the deferred compensation plans (the "8% Plan"), compensation has been deferred by the Chairman since January 1, 1993 and accrues interest at the rate of 8% per annum compounded annually from the applicable date of deferral. The amount owed to the Chairman under the 8% Plan aggregated approximately $2.4 million at December 31, 2008. Under the second plan (the "13% Plan"), compensation was deferred by the Chairman from 1982 until December 31, 1992 and accrues interest at the rate of 13% per annum compounded annually from the applicable date of deferral. The amount owed to the Chairman under the 13% Plan aggregated approximately $20 million at December 31, 2008. Both deferred compensation plans had provided for payment of the amounts owed to him in 240 monthly installments beginning upon termination of his employment. Under his salary continuation plan, the Chairman would have been entitled to receive $15,000 (increased at the rate of 12% per annum compounded annually from January 1, 1998 to the date of the first payment, (the "Base Amount") per month for 240 months beginning upon termination of his employment. The amount owed to the Chairman under the salary continuation plan aggregated approximately $39 million at December 31, 2008. There is no further accrual of interest under the salary continuation plan once payments have begun. The Committee determined to modify all three plans and began making payments to the Chairman in 2009, while he remains employed by the company. By commencing payments under the salary continuation plan, interest ceased to accrue on the Base Amount. As a result of these modifications, the Chairman will receive 240 equal monthly installments as follows: (1) approximately $20,000 under the 8% Plan; (2) approximately $237,000 under the 13% Plan; and (3) approximately $164,000 under the salary continuation plan.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 The Committee also approved certain immaterial amendments to the Chairman's employment agreement intended to comply with Section 409A of the Internal Revenue Code. (14) Stock-Based Compensation Liberty - Incentive Plans Pursuant to the Liberty Media Corporation 2013 Incentive Plan (the "2013 Plan"), the Company has granted and may grant to certain of its employees stock options and stock appreciation rights ("SARs") (collectively, "Awards") to purchase shares of Series A, Series B and Series C Liberty common stock. The 2013 Plan provides for Awards to be made in respect of a maximum of 75 million shares of Liberty common stock. Awards generally vest over 4-5 years and have a term of 7- 10 years. Liberty issues new shares upon exercise of equity awards. The Company measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grantdate fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for an Award of liability instruments (such as SARs that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Pursuant to the Liberty Media Corporation 2013 Nonemployee Director Incentive Plan, as amended from time to time (the "2013 NDIP"), the Liberty Board of Directors has the full power and authority to grant eligible nonemployee directors stock options, SARs, stock options with tandem SARs, and restricted stock. On July 23, 2014 a dividend of Series C common stock was distributed and adjustments to the Awards outstanding were required to reflect the changes to the capital structure of the Company. For every Series A Award held, two Series C Awards were issued with an exercise price equal to one third the exercise price of the outstanding Award. Additionally, the exercise price of the outstanding Series A Awards was adjusted to one third the exercise price associated with such Award. The change to outstanding Awards did not change the aggregate intrinsic value associated with the Awards outstanding just prior to the distribution and immediately following the distribution. In connection with the Broadband Spin-Off in November 2014, all outstanding Liberty Awards were adjusted pursuant to the anti-dilution provisions of the incentive plans under which the equity awards were granted, such that a holder of a Liberty Award received: i. An adjustment to the exercise price or base price, as applicable, and the number of shares subject to the Liberty Award (as so adjusted, an “Adjusted Liberty Award”) and ii. A corresponding equity award relating to shares of Liberty Broadband common stock (a “Broadband Award”). The exercise prices and number of shares subject to the Adjusted Liberty Award and the Broadband Award were determined based on 1) the exercise prices and number of shares subject to the Liberty Award, 2) the distribution ratio, 3) the pre-distribution trading price of Liberty common stock and 4) the post-distribution trading prices of Liberty common stock and Liberty Broadband common stock, such that all of the pre-distribution intrinsic value of the Liberty Award was allocated between the Adjusted Liberty Award and the Broadband Award. Following the Broadband Spin-Off, employees of Liberty hold Awards in both Liberty common stock and Liberty Broadband common stock. The compensation expense relating to employees of Liberty is recorded at Liberty.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

Similarly, following the Starz Spin-Off during 2013, employees of Liberty and Starz hold Awards in both Liberty common stock and Starz common stock. The compensation expense relating to the employees of Liberty is recorded at Liberty and the compensation expense relating to employees of Starz is recorded at Starz.

Liberty - Grants of stock options

Awards granted in 2014, 2013 and 2012 pursuant to the Incentive Plans discussed above are summarized as follows:

	Years ended December 31,					
	2014		2013		2012	
	Options granted (000's)	Weighted average grant-date fair value	Options granted (000's)	Weighted average grant-date fair value	Options granted (000's)	Weighted average grant-date fair value
Series A Liberty common stock	1	$ 38.86	23	$ 55.16	834	$ 42.04
Series C Liberty common stock	3,359	11.09	NA	NA	NA	NA
Series A Liberty common stock from Option Exchange	NA	NA	NA	NA	3,713	$ 37.25

During the year ended December 31, 2014, Liberty granted 3.3 million options to purchase Liberty Series C common stock to the CEO of Liberty in connection with a new employment agreement (see note 13); of those options, one half vest on December 24, 2018 and the other half vest on December 24, 2019. The remainder of the options granted typically vest quarterly over a 4 year vesting period.

During the fourth quarter of 2012, the Company entered into a series of transactions with certain officers of Liberty and its subsidiaries, which transactions were associated with stock options, in order to recognize tax deductions in the current year versus future years (the "Option Exchange"). On December 4, 2012 (the "Grant Date"), pursuant to the approval of the Compensation Committee of its Board of Directors, the Company effected the acceleration of each unvested in-the-money option to acquire shares of LMCA held by certain of its and its subsidiaries' officers (collectively, the "Eligible Optionholders"). Following this acceleration, also on the Grant Date, each Eligible Optionholder exercised, on a net settled basis, substantially all of his or her outstanding in-the-money vested and unvested options to acquire LMCA shares (the "Eligible Options"), and:

- with respect to each vested Eligible Option, the Company granted the Eligible Optionholder a vested new option with substantially the same terms and conditions as the exercised vested Eligible Option;
- and with respect to each unvested Eligible Option:
  - the Eligible Optionholder sold to the Company, for cash, the shares of LMCA received upon exercise of such unvested Eligible Option and used the proceeds of that sale to purchase from the Company an equal number of restricted LMCA shares which have a vesting schedule identical to that of the exercised unvested Eligible Option; and
  - the Company granted the Eligible Optionholder an unvested new option, with substantially the same terms and conditions as the exercised unvested Eligible Option, except that (a) the number of shares underlying the new option is equal to the number of shares underlying such exercised unvested Eligible Option less the number of restricted shares purchased from the Company as described above and (b) the exercise price of the new option is the closing price per LMCA share on The Nasdaq Global Select Market on the Grant Date.

The Option Exchange was considered a modification under ASC 718 - *Stock Compensation* and resulted in incremental compensation expense in 2012 of $18 million. Incremental compensation expense is also being recognized over the remaining vesting periods of the new unvested options and the restricted shares and is included in unrecognized compensation until recognized over the vesting period.

F-64

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

The Company has calculated the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2014, 2013 and 2012, the range of expected terms was 1.3 to 9.0 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty's stocks and the implied volatility of publicly traded Liberty options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

The following table presents the volatilities used by the Company in the Black-Scholes Model for the 2014, 2013 and 2012 grants.

	Volatility
2014 grants	
Liberty options	28.2 % - 31.3 %
2013 grants	
Liberty options	31.3 % - 41.4 %
2012 grants	
Liberty options	25.1 % - 54.2 %

Liberty - Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of Awards to purchase Liberty common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the Awards.

	Series A			
	Liberty Awards (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2014	3,656	$ 30.58		
Granted	1	$ 45.10		
Exercised	(397)	$ 49.49		
Forfeited/Cancelled/Exchanged	(1)	$ 25.26		
Broadband Spin-Off adjustment	(52)	$ 23.22		
Outstanding at December 31, 2014	3,207	$ 23.21	4.2 years	$ 39
Exercisable at December 31, 2014	2,698	$ 22.99	4.1 years	$ 33

F-65

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

	Series C			
	Liberty Awards (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2014	—	$ —		
Series C Dividend Adjustment	6,942	$ 46.01		
Granted	3,359	$ 34.06		
Exercised	(428)	$ 22.46		
Forfeited/Cancelled/Exchanged	(1)	$ 42.32		
Broadband Spin-Off adjustment	(39)	$ 22.92		
Outstanding at December 31, 2014	9,833	$ 26.71	5.2 years	$ 82
Exercisable at December 31, 2014	5,446	$ 22.69	4.1 years	$ 67

There were no outstanding Series B options during 2014.

As of December 31, 2014, the total unrecognized compensation cost related to unvested Liberty Awards was approximately $58 million, including incremental compensation under the Option Exchange. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.3 years.

Liberty - Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2014, 2013 and 2012 was $17 million, $23 million and $494 million, respectively. The aggregate intrinsic value of options exercised for the year ended December 31, 2012 includes approximately $358 million related to the intrinsic value of options exercised as a result of the Option Exchange.

Liberty - Restricted Stock

Associated with the Option Exchange the Company issued unvested restricted shares of Liberty common stock, of which 594,000 shares remain unvested as of December 31, 2014. These shares continue to vest over the next year and since the Option Exchange was accounted for as a modification, the compensation expense associated with these restricted shares was treated as incremental compensation, as discussed above, and is included in unrecognized compensation costs under the outstanding Awards section above. The Company had approximately 224,000 unvested restricted shares of Liberty common stock held by certain directors, officers and employees of the Company as of December 31, 2014, not issued under the Option Exchange, with a weighted average grant-date fair value of $16.88 per share.

The aggregate fair value of all restricted shares of Liberty common stock that vested during the years ended December 31, 2014, 2013 and 2012 was $1 million, $7 million and $10 million, respectively.

SIRIUS XM - Stock-based Compensation

During the year ended December 31, 2014, SIRIUS XM granted stock options and restricted stock units to its employees and members of its board of directors. SIRIUS XM also calculates the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The weighted average volatility applied to the fair value determination of SIRIUS XM's option grants during 2014 and 2013 was 33% and 47%, respectively. During the year ended December 31, 2014, SIRIUS XM granted approximately 61.9 million stock options with a weighted-average exercise price of $3.39 per share and a grant date fair value of $1.05 per share. As of December 31, 2014, SIRIUS XM has approximately 268 million options outstanding of which approximately

F-66

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 121 million are exercisable, each with a weighted-average exercise price per share of $2.72 and $2.27, respectively. The aggregate intrinsic value of these outstanding and exercisable options was $246 million and $180 million, respectively. During the year ended December 31, 2014, SIRIUS XM granted approximately 6.1 million restricted stock units with a grant date fair value of $3.38 per share. The stock-based compensation related to SIRIUS XM stock options and restricted stock awards was $148 million and $133 million for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014, the total unrecognized compensation cost related to unvested SIRIUS XM stock options was $236 million. The SIRIUS XM unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.4 years. Other Certain of the Company's other subsidiaries have stock based compensation plans under which employees and nonemployees are granted options or similar stock based awards. Awards made under these plans vest and become exercisable over various terms. The awards and compensation recorded, if any, under these plans is not significant to the Company. (15) Employee Benefit Plans Liberty is the sponsor of the Liberty Media 401(k) Savings Plan (the "Liberty 401(k) Plan"), which provides its employees and the employees of certain of its subsidiaries an opportunity for ownership in the Company and creates a retirement fund. The Liberty 401(k) Plan provides for employees to make contributions to a trust for investment in Liberty common stock, as well as several mutual funds. The Company and its subsidiaries make matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by employees. In addition, certain of the Company's subsidiaries have similar employee benefit plans. Employer cash contributions to all plans aggregated $11 million, $12 million and $12 million for each of the years ended December 31, 2014, 2013 and 2012, respectively. (16) Other Comprehensive Earnings (Loss) Accumulated other comprehensive earnings (loss) included in Liberty's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, unrealized holding gains and losses on AFS securities and Liberty's share of accumulated other comprehensive earnings of affiliates.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Unrealized holding gains (losses) on securities	Other	AOCI of discontinued operations	AOCI
	amounts in millions			
Balance at January 1, 2012	$ 36	(5)	(2)	29
Other comprehensive earnings (loss) attributable to Liberty Media Corporation stockholders	(16)	—	(1)	(17)
Balance at December 31, 2012	20	(5)	(3)	12
Other comprehensive earnings (loss) attributable to Liberty Media Corporation stockholders	(15)	4	—	(11)
Distribution to stockholders for Starz Spin-Off	—	—	3	3
Balance at December 31, 2013	5	(1)	—	4
Other comprehensive earnings (loss) attributable to Liberty Media Corporation stockholders	(8)	(9)	—	(17)
Distribution to stockholders for Broadband Spin-Off	(7)	(1)	`—	(8)
Balance at December 31, 2014	$ (10)	(11)	—	(21)

The components of other comprehensive earnings (loss) are reflected in Liberty's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in millions		
Year ended December 31, 2014:			
Unrealized holding gains (losses) on securities arising during period	$ (13)	5	(8)
Foreign currency translation adjustments	(14)	5	(9)
Other comprehensive earnings	$ (27)	10	(17)
Year ended December 31, 2013:			
Unrealized holding gains (losses) on securities arising during period	$ 16	(6)	10
Reclassification adjustment for holding (gains) losses realized in net earnings (loss)	(40)	15	(25)
Foreign currency translation adjustments	6	(2)	4
Other comprehensive earnings	$ (18)	7	(11)
Year ended December 31, 2012:			
Unrealized holding gains (losses) on securities arising during period	$ (5)	2	(3)
Reclassification adjustment for holding losses realized in net earnings	(21)	8	(13)
Other comprehensive earnings from discontinued operations	(2)	1	(1)
Other comprehensive earnings	$ (28)	11	(17)

F-68

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 (17) Commitments and Contingencies Guarantees In prior periods the Company guaranteed Starz's obligations under certain of its studio output agreements. At December 31, 2014, the Company's guarantee of the studio output agreements have been fully satisfied as Starz has made all applicable payments under the studio output agreements. In connection with agreements for the sale of assets by the Company or its subsidiaries, the Company may retain liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification obligations may extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees. Employment Contracts The Atlanta Braves and certain of their players and coaches have entered into long-term employment contracts whereby such individuals' compensation is guaranteed. Amounts due under guaranteed contracts as of December 31, 2014 aggregated $398 million, which is payable as follows: $80 million in 2015, $72 million in 2016, $88 million in 2017, $54 million in 2018, and $104 million thereafter. In addition to the foregoing amounts, certain players and coaches may earn incentive compensation under the terms of their employment contracts. Operating Leases The Company leases business offices, has entered into satellite transponder lease agreements and uses certain equipment under lease arrangements. These leases provide for minimum lease payments, additional operating expense charges, leasehold improvements and rent escalations, and certain leases have options to renew. The effect of the rent holidays and rent concessions are recognized on a straight-line basis over the lease term, including reasonably assured renewal periods. Rental expense under such arrangements amounted to $52 million, $48 million and $9 million for the years ended December 31, 2014, 2013 and 2012, respectively. A summary of future minimum lease payments under cancelable and noncancelable operating leases as of December 31, 2014 follows (amounts in millions): Years ending December 31: 2015 $ 53 2016 $ 47 2017 $ 44 2018 $ 41 2019 $ 36 Thereafter $ 380 It is expected that in the normal course of business, leases that expire generally will be renewed or replaced by leases on other properties; thus, it is anticipated that future lease commitments will not be less than the amount shown for 2014.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Programming and content SIRIUS XM has entered into various programming agreements under which SIRIUS XM's obligations include fixed payments, advertising commitments and revenue sharing arrangements. Amounts due under such agreements are payable as follows: $231 million in 2015, $110 million in 2016, $75 million in 2017, $60 million in 2018 and $48 million in 2019. Future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the amounts above. Litigation The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements. In connection with a commercial transaction that closed during 2002 among Liberty, Vivendi Universal S.A. (“Vivendi”) and the former USA Holdings, Inc., Liberty brought suit against Vivendi and Universal Studios, Inc. in the United States District Court for the Southern District of New York, alleging, among other things, breach of contract and fraud by Vivendi. On June 25, 2012, a jury awarded Liberty damages in the amount of €765 million, plus prejudgment interest, in connection with a finding of breach of contract and fraud by the defendants. On January 17, 2013, the court entered judgment in favor of Liberty in the amount of approximately €945 million, including prejudgment interest. The parties negotiated a stay of the execution of the judgment during the pendency of the appeal. Vivendi has filed notice of its appeal of the judgment to the United States Court of Appeals for the Second Circuit, and, in that court, Liberty intends to seek a higher rate of pre-judgment interest than what the district court awarded. As a result, the amount that Liberty may ultimately recover in connection with the final resolution of the action, if any, is uncertain. Any recovery by Liberty will not be reflected in our consolidated financial statements until such time as the final disposition of this matter has been reached. SIRIUS XM is a defendant in three class action suits and one additional suit, which were commenced in August and September 2013 and challenge the use and public performance via satellite radio and the Internet of sound recordings fixed prior to February 15, 1972 under California, New York and/or Florida law. The plaintiffs in each of these suits purport to seek in excess of $100 million in compensatory damages along with unspecified punitive damages and injunctive relief. Accordingly, at this point SIRIUS XM cannot estimate the reasonably possible loss, or range of loss, which could be incurred if the plaintiffs were to prevail in the allegations, but SIRIUS XM believes they have substantial defenses to the claims asserted and intend to defend these actions vigorously. In September 2014, the United States District Court for the Central District of California ruled that the grant of “exclusive ownership” to the owner of a sound recording under California’s copyright statute included the exclusive right to control public performances of the sound recording. The court further found that the unauthorized public performance of sound recordings violated California laws on unfair competition, misappropriation and conversion. In October 2014,

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 the Superior Court of the State of California for the County of Los Angeles adopted the Central District Court's interpretation of "exclusive ownership" under California's copyright statute. That Court did not find that the unauthorized public performance of sound recordings violated California laws on unfair competition, misappropriation and conversion. In November 2014, the United States District Court for the Southern District of New York ruled that sound recordings fixed before February 15, 1972 were entitled under various theories of New York common law to the benefits of a public performances right and intend to appeal these decisions. In addition, in August 2013, SoundExchange, Inc. filed a complaint in the United States District Court for the District of Columbia alleging that SIRIUS XM underpaid royalties for statutory licenses during the 2007-2012 rate period in violation of the regulations established by the Copyright Royalty Board for that period. SoundExchange principally alleges that SIRIUS XM improperly reduced its calculation of gross revenues, on which the royalty payments are based, by deducting non-recognized revenue attributable to pre-1972 recordings and Premier package revenue that is not “separately charged” as required by the regulations. SoundExchange is seeking compensatory damages of not less than $50 million and up to $100 million or more, payment of late fees and interest, and attorneys’ fees and costs. In August 2014, the United States District Court for the District of Columbia granted our motion to dismiss the complaint without prejudice on the grounds that the case properly should be pursued before the Copyright Royalty Board rather than the district court. In December 2014, SoundExchange filed a petition with the Copyright Royalty Board requesting an order interpreting the applicable regulations. The Copyright Royalty Board has requested that the parties submit briefs regarding whether the agency properly has jurisdiction to interpret the regulations and adjudicate this matter under the applicable statute. At this point SIRIUS XM cannot estimate the reasonably possible loss, or range of loss, which could be incurred if the plaintiffs were to prevail in the allegations, but SIRIUS XM believes they have substantial defenses to the claims asserted and intend to defend these actions vigorously. SIRIUS XM is also a defendant in three purported class action suits, which were commenced in February 2012, January 2013 and January 2015, in the United States District Court for the Eastern District of Virginia, Newport News Division, and the United States District Court for the Southern District of California that allege that SIRIUS XM, or certain call center vendors acting on its behalf, made numerous calls which violate provisions of the Telephone Consumer Protection Act of 1991 (the “TCPA”). The plaintiffs in these actions allege, among other things, that SIRIUS XM called mobile phones using an automatic telephone dialing system without the consumer’s prior consent or, alternatively, after the consumer revoked their prior consent and, in one of the actions, that SIRIUS XM violated the TCPA’s call time restrictions. The plaintiffs in these suits are seeking various forms of relief, including statutory damages of $500 for each violation of the TCPA or, in the alternative, treble damages of up to $1,500 for each knowing and willful violation of the TCPA, as well as payment of interest, attorneys’ fees and costs, and certain injunctive relief prohibiting violations of the TCPA in the future. SIRIUS XM believes it has substantial defenses to the claims asserted in these actions and intends to defend them vigorously. SIRIUS XM has notified certain of its call center vendors of these actions and requested that they defend and indemnify it against these claims pursuant to the provisions of their existing or former agreements with SIRIUS XM. SIRIUS XM believes it has valid contractual claims against certain call center vendors in connection with these claims and intends to preserve and pursue its rights to recover from these entities. With respect to the SIRIUS XM matters described above, it was determined, based on current knowledge, that the amount of loss or range of loss that is reasonably possible is not reasonably estimable. However, these matters are inherently unpredictable and subject to significant uncertainties, many of which are beyond SIRIUS XM’s control. As such, there can be no assurance that the final outcome of these matters will not materially and adversely affect the business, financial condition, results of operations, or cash flows.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2014, 2013 and 2012 Other During the period from March 9, 1999 to August 10, 2001, Liberty Interactive (Liberty's former parent) was included in the consolidated federal income tax return of AT&T and was party to a tax sharing agreement with AT&T (the "AT&T Tax Sharing Agreement"). While Liberty Interactive was a subsidiary of AT&T, Liberty Interactive recorded its stand-alone tax provision on a separate return basis. Under the AT&T Tax Sharing Agreement, Liberty Interactive received a cash payment from AT&T in periods when Liberty Interactive generated taxable losses and such taxable losses were utilized by AT&T to reduce its consolidated income tax liability. To the extent such losses were not utilized by AT&T, such amounts were available to reduce federal taxable income generated by Liberty Interactive in future periods, similar to a net operating loss carryforward, and were accounted for as a deferred federal income tax benefit. Subsequent to Liberty Interactive's split off from AT&T, if adjustments were made to amounts previously paid under the AT&T Tax Sharing Agreement, such adjustments are reflected as adjustments to additional paid-in capital. During the period from March 10, 1999 to December 31, 2002, Liberty Interactive received cash payments from AT&T aggregating $670 million as payment for Liberty Interactive's taxable losses that AT&T utilized to reduce its income tax liability. AT&T requested a refund from Liberty of $70 million, plus accrued interest, relating to losses that it generated in 2002 and 2003 and was able to carry back to offset taxable income previously offset by Liberty Interactive's losses. AT&T had previously asserted that Liberty Interactive's losses caused AT&T to pay $70 million in alternative minimum tax ("AMT") that it would not have been otherwise required to pay had Liberty Interactive's losses not been included in its return. Liberty indemnified Liberty Interactive for the contingent liability and therefore the liability remained with Liberty after the Split-Off. In prior years, a $72 million contingent liability was recorded through additional paid in capital as these liabilities were considered to have been equity transactions with Liberty Interactive's former parent. Additionally, interest was accrued on the liabilities and recorded through interest expense, until the amounts reached an amount the Company considered to be the maximum exposure under the contingent liability. The total liability recorded, including accrued interest was $128 million. During the year ended December 31, 2012, the Company determined that a requisite amount of time had passed under the applicable state statutes and that the liability should be released. As $72 million was originally set up through additional paid in capital that amount of the liability was relieved against additional paid in capital and the remainder was recorded through the Other, net line item in the Other income (expense) section of the accompanying consolidated Statement of Operations. (18) Information About Liberty's Operating Segments The Company, through its ownership interests in subsidiaries and other companies, is primarily engaged in the media, communications and entertainment industries. The Company identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of the Company's annual pre-tax earnings. The segment presentation for prior periods has been conformed to the current period segment presentation, as discussed below. The Company evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA. In addition, the Company reviews nonfinancial measures such as subscriber growth and penetration. The Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). The Company believes this measure is an important indicator of the operational strength and performance of its businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. The Company generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

The Company has identified SIRIUS XM as its reportable segment. SIRIUS XM is a consolidated subsidiary that provides a subscription based satellite radio service. SIRIUS XM broadcasts music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems - the Sirius system and the XM system. Subscribers can also receive music and other channels, plus features such as SiriusXM On Demand and MySXM, over the Internet, including through applications for mobile devices.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the Company's summary of significant policies.

Performance Measures

	Years ended December 31,					
	2014		2013		2012	
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in millions					
SIRIUS XM	$ 4,141	1,466	3,625	1,289	NA	NA
Corporate and other	309	(49)	377	33	368	8
Total	$ 4,450	1,417	4,002	1,322	368	8

Other Information

	December 31, 2014			December 31, 2013		
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in millions					
SIRIUS XM	$ 28,009	237	126	28,203	273	200
Corporate and other	3,198	614	68	6,339	3,026	7
Total	$ 31,207	851	194	34,542	3,299	207

F-73

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2014, 2013 and 2012

The following table provides a reconciliation of segment Adjusted OIBDA to earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2014	2013	2012
Consolidated segment Adjusted OIBDA	$ 1,417	1,322	8
Stock-based compensation	(217)	(193)	(46)
Depreciation and amortization	(359)	(315)	(42)
Interest expense	(255)	(132)	(7)
Dividend and interest income	27	48	76
Share of earnings (losses) of affiliates, net	(113)	(32)	1,346
Realized and unrealized gains (losses) on financial instruments, net	38	295	230
Gains (losses) on transactions, net	—	7,978	22
Other, net	(77)	(115)	42
Earnings (loss) from continuing operations before income taxes	$ 461	8,856	1,629

(19) Quarterly Financial Information (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
		amounts in millions, except per share amounts		
2014:				
Revenue	$ 1,011	1,160	1,184	1,095
Operating income (loss)	$ 155	231	249	206
Net earnings (loss)	$ 72	106	87	130
Net earnings (loss) attributable to Liberty stockholders	$ 22	50	33	73
Basic net earnings (loss) attributable to Liberty Media Corporation stockholders per common share	$ 0.06	0.15	0.10	0.21
Diluted net earnings (loss) attributable to Liberty Media Corporation stockholders per common share	$ 0.06	0.14	0.10	0.21

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
		amounts in millions, except per share amounts		
2013:				
Revenue	$ 789	1,078	1,110	1,025
Operating income	$ 151	226	248	189
Net earnings (loss)	$ 8,104	152	116	619
Net earnings (loss) attributable to Liberty stockholders	$ 8,059	93	76	552
Basic net earnings (loss) attributable to Liberty stockholders per common share	$ 22.57	0.26	0.21	1.62
Diluted net earnings (loss) attributable to Liberty stockholders per common share	$ 22.20	0.26	0.21	1.60

F-74

ANNUAL REPORT 2014 Corporate Data BOARD OF DIRECTORS John C. Malone Chairman of the Board Liberty Media Corporation Robert R. Bennett Managing Director Hilltop Investments LLC Donne F. Fisher President Fisher Capital Partners, Ltd. M. Ian G. Gilchrist Retired Investment Banker Gregory B. Maffei President and CEO Liberty Media Corporation Evan D. Malone, Ph.D. President NextFab Studio, LLC David E. Rapley Retired President and CEO Rapley Consulting, Inc. Larry E. Romrell Retired Executive Vice President Tele-Communications, Inc. Andrea L. Wong President, International Production Sony Pictures Television President, International Sony Pictures Entertainment EXECUTIVE COMMITTEE Robert R. Bennett Gregory B. Maffei John C. Malone COMPENSATION COMMITTEE M. Ian G. Gilchrist (Chairman) Donne F. Fisher David E. Rapley Andrea L. Wong AUDIT COMMITTEE Donne F. Fisher (Chairman) M. Ian G. Gilchrist Larry E. Romrell NOMINATING & CORPORATE GOVERNANCE COMMITTEE David E. Rapley (Chairman) M. Ian G. Gilchrist Larry E. Romrell Andrea L. Wong SENIOR OFFICERS John C. Malone Chairman of the Board Gregory B. Maffei President and CEO Richard N. Baer Senior Vice President and General Counsel Mark D. Carleton Senior Vice President Albert E. Rosenthaler Senior Vice President Christopher W. Shean Senior Vice President and CFO CORPORATE SECRETARY Pamela L. Coe CORPORATE HEADQUARTERS 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400 STOCK INFORMATION Series A Common Stock (LMCA), Series B Common Stock (LMCB), and Series C Common Stock (LMCK) trade on the NASDAQ Global Select Market. CUSIP NUMBERS LMCA - 531229 102 LMCB - 531229 201 LMCK - 531229 300 TRANSFER AGENT Liberty Media Shareholder Services c/o Computershare P.O. Box 43023 Providence, RI 02940-3023 Phone: (781) 575-4593 Toll free: (866) 367-6355 www.computershare.com Telecommunication Device for the Deaf (TDD) (800) 952-9245 INVESTOR RELATIONS Courtnee Ulrich Joe Hoelscher Shane Kleinstein Mindy Billinghurst investor@libertymedia.com (877) 772-1518 ON THE INTERNET Visit Liberty Media’s website at www.libertymedia.com FINANCIAL STATEMENTS Liberty Media Corporation financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through Liberty Media’s website.

LI B ERTY M ED IA CORPORATION 12300 Liberty Boulevard Englewood, Colorado 80112 | 720-875-5400 | www.libertymedia.com